Filed Pursuant to Rule 424(b)(5) Registration No. 333-123181

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2008

Prospectus Supplement to Prospectus dated December 15, 2005.

$150,000,000

Chiquita Brands International, Inc.

                % Convertible Senior Notes Due 2016

We are offering $150 million aggregate principal amount of our Convertible Senior Notes due 2016. The notes will bear interest at an annual rate of                 % payable semi-annually in arrears on August 15 and February 15 of each year, beginning on August 15, 2008. The notes will mature on August 15, 2016, unless earlier converted, redeemed or repurchased.

Holders may convert the notes prior to May 15, 2016 only under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (the ‘‘measurement period’’) in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending March 31, 2008, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; (3) upon the occurrence of specified corporate events; or (4) if we call the notes for redemption. The notes will be convertible, regardless of the foregoing circumstances, on and after May 15, 2016 through the close of business on the second scheduled trading day immediately preceding the maturity date of the notes.

The initial conversion rate for the notes will be                 shares of common stock per $1,000 in principal amount of notes, equivalent to an initial conversion price of approximately $                 per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a ‘‘make-whole fundamental change’’ (as defined herein) occurs, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

In lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of the notes, we may elect to deliver cash or a combination of cash and shares of our common stock. If we elect to repay the notes tendered for conversion solely in cash, we will deliver cash in an amount based on a daily conversion value calculated on a proportionate basis for each VWAP trading day of the relevant 30 VWAP trading day observation period, all as described herein. If we elect to repay the notes tendered for conversion in a combination of cash and shares of our common stock, we will deliver up to a specified dollar amount of cash per $1,000 principal amount of notes, and will repay the remainder of the notes tendered for conversion in shares of our common stock, in each case based on the daily conversion value calculated as described in the preceding sentence. In addition, at any time on or prior to the 35th scheduled trading day prior to the maturity date of the notes, we may make an irrevocable election to settle conversions of the notes either solely in cash or in a combination of cash and shares of our common stock with a specified cash amount at least equal to the principal amount of the notes. This irrevocable net share settlement election is in our sole discretion and does not require the consent of holders of the notes.

Subject to certain exceptions, holders may require us to repurchase for cash all or part of their notes upon a ‘‘fundamental change’’ (as defined herein) at a price equal to 100% of the principal amount of the notes being repurchased plus accrued and unpaid interest, if any.

Beginning February 19, 2014, during any calendar quarter, we may redeem any or all of the notes in cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, provided that the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the date of the redemption notice exceeds 130% of the applicable conversion price in effect on the date of the redemption notice.

The notes will be unsecured and will rank equally with any unsecured unsubordinated indebtedness we may incur. In the event of our bankruptcy or insolvency, our secured creditors would have a prior secured claim to any collateral securing the debt owed to them. The notes will not be guaranteed by any of our subsidiaries and will be ‘‘structurally subordinated’’ to the obligations of our subsidiaries.

The notes will be evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus supplement, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

We do not intend to apply for a listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Shares of our common stock are listed on the New York Stock Exchange under the symbol ‘‘CQB.’’ The last reported closing sale price of our common stock on February 1, 2008 was $18.82 per share.

See ‘‘Risk Factors’’ beginning on page S-16 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance, expected to be February                , 2008.

To the extent the underwriters sell more than $150 million in original principal amount of notes, the underwriters will have the option to purchase from us up to an additional $22.5 million principal amount of notes solely to cover overallotments.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on February                 , 2008.

Joint Bookrunning Managers

Goldman, Sachs & Co.	Morgan Stanley

Banc of America Securities LLC	Barclays Capital	BB&T Capital Markets
Morgan Joseph	Rabo Securities USA, Inc.	Wells Fargo Securities

Prospectus Supplement dated                     , 2008.

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

 Market Information

We obtained the market and competitive position data used throughout or incorporated by reference into this prospectus supplement from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

Chiquita®, Fresh Express® and other trademarks are registered trademarks of our subsidiaries. We have trademark rights in these trademarks in the United States and numerous countries around the world.

 About This Prospectus Supplement

This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the securities we are offering. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading ‘‘Where You Can Find More Information.’’

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Special Note Regarding Forward-Looking Statements

This prospectus supplement and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are ‘‘forward-looking’’ statements. These statements reflect management’s current views and estimates of future economic circumstances, industry conditions and our performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including:

•	changes in the competitive environment in Europe, following the 2006 conversion to a tariff-only banana import regime in the European Union (‘‘EU’’);

•	unusual weather conditions;

•	competitive conditions;

•	our ability to achieve the cost savings and other benefits anticipated from our restructuring announced in October 2007;

•	industry cost increases and our ability to pass them through to the consumer;

•	product recalls and other events affecting the industry and consumer confidence in our products;

•	the customary risks experienced by global food companies, such as the impact of product and commodity prices, food safety, currency exchange rate fluctuations, government regulations, labor relations, taxes, crop risks, political instability and terrorism;

•	access to, and cost of, capital and other risks specific to the notes offered hereby and our common stock as more fully described in the ‘‘Risk Factors’’ section of this prospectus supplement;

•	the outcome of pending claims and governmental investigations involving us and costs incurred in connection with them; and

•	other risks set forth in the ‘‘Risk Factors’’ section of this prospectus supplement.

The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and we undertake no obligation to update any such statements. You should not place undue reliance on these forward-looking statements.

You should carefully read the factors described in the ‘‘Risk Factors’’ section of this prospectus supplement as well as any risks described in the documents incorporated by reference into this prospectus supplement for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements. You should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. You should also realize that if the assumptions we have made prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from the views and estimates included or incorporated by reference in this prospectus supplement.

ii

Summary

The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus supplement. In addition to other information in this prospectus supplement, the factors set forth under ‘‘Risk Factors’’ beginning on page S-16 should be considered carefully in evaluating an investment in the notes offered hereby. Unless the context indicates otherwise, all references in this prospectus supplement to ‘‘Chiquita,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘our,’’ and ‘‘us’’ refer to Chiquita Brands International, Inc. and its subsidiaries. References to ‘‘CBII’’ refer solely to the legal entity Chiquita Brands International, Inc. References to ‘‘CBL’’ refer to our main operating subsidiary, Chiquita Brands L.L.C.

Chiquita Brands International, Inc.

We are a leading international marketer and distributor of bananas and other fresh produce sold under the ‘‘Chiquita’’ and other brand names in approximately 70 countries and value-added salads sold under the ‘‘Fresh Express’’ and other brand names primarily in the United States. We produce on our own farms in Central America approximately 30% of the bananas that we market, and purchase the remainder of the bananas and all of the lettuce and other fresh produce from third-party suppliers throughout the world.

In June 2005, we purchased the Fresh Express value-added salad and fresh-cut fruit business from Performance Food Group for $855 million in cash. We believe that the Fresh Express acquisition diversified our business, accelerated revenue growth in value-added products, and provided a more balanced mix of sales between Europe and North America, which makes us less susceptible to risks unique to Europe, such as the market dynamics in the EU under the current banana import regime and foreign exchange risk.

We currently operate through three business segments: Bananas, Salads and Healthy Snacks and Other Produce:

•	Bananas. We source, distribute and market bananas sold under the ‘‘Chiquita’’ and other brand names. Banana segment net sales were $1.5 billion for the nine months ended September 30, 2007 and $1.9 billion in 2006 and 2005. Banana sales amounted to approximately 43% of our consolidated net sales for the nine months ended September 30, 2007, 43% in 2006 and 50% in 2005. Approximately 70% of banana sales were in Europe and other international markets during the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, with the remainder in North America. Our other international markets for bananas include the Middle East and the Far East, primarily through a joint venture that sources its bananas from the Philippines.

During the nine months ended September 30, 2007, we sold approximately 25% of all bananas imported into each of North America and Europe, our principal markets. The joint venture through which we operate in the Far East sold approximately 10% of the bananas imported into Japan during the nine months ended September 30, 2007.

•	Salads and Healthy Snacks. Our Salads and Healthy Snacks segment includes value-added salads, healthy snacks and food service products made with fresh fruit and vegetable ingredients. Net sales of the Salads and Healthy Snacks segment were approximately $939 million for the nine months ended September 30, 2007, $1.2 billion in 2006 and $590 million in 2005. We purchased Fresh Express on June 28, 2005.

Fresh Express holds the number one retail dollar share in the retail value-added salad sector in North America, with a 47% retail dollar share as of September 30, 2007. Fresh Express has processing facilities in California, Georgia, Illinois, Pennsylvania and Texas. Our healthy snacking operations, the products of which are marketed under the ‘‘Chiquita’’ brand and include the ‘‘Chiquita Fruit Bites’’ sliced apple snacks and four associated line extensions, are sold throughout most of the U.S. Chiquita sliced apples have a U.S. retail distribution of approximately 20% with a 38% dollar share as of September 30, 2007.

•	Other Produce. We source, market and distribute an extensive line of whole fresh fruits and vegetables other than bananas in Europe, North America and the Far East. The major items sold are grapes, pineapples, melons, stonefruit, apples, kiwi and tomatoes. Net sales of the Other Produce segment were approximately $1.1 billion for the nine months ended September 30, 2007, $1.4 billion in 2006 and $1.4 billion in 2005.

Most Other Produce sales are in Germany and Austria, where we operate 17 distribution centers through our Atlanta AG subsidiary (‘‘Atlanta’’) which primarily distributes items carrying third-party brands. As we previously announced, we are exploring strategic alternatives for Atlanta, including a possible sale. The Other Produce operations in North America and Europe primarily market produce items under the ‘‘Chiquita’’ brand name.

Competitive Strengths

We believe that our competitive strengths should help us transform our business toward sustainable, profitable growth despite challenges in our industry.

•	Powerful Brand. We believe that customers and consumers associate the Chiquita brand with healthy, fresh and high-quality food products. Fresh Express is the North American industry leader in value-added salads, and its brand is synonymous with healthy and fresh products. We hope to leverage the Chiquita and Fresh Express brands through higher-margin product extensions and new product introductions.

•	Strong Market Positions. We hold the No. 1 market share position in U.S. value-added salads, measured by dollar value of retail sales. For bananas, we hold the No. 1 market share in the EU and the No. 2 market share in North America. We increased our estimated share of the banana volume sold by the top 25 retailers in the United States to 39% in 2007 from 35% in 2006.

•	High Quality Products and Value-Added Services. We believe we deliver value to our retail customers by providing high-quality products and value-added services in customer service and category management. Fresh Express is considered an industry leader in food safety, as a result of its integrated and preventive food safety standards and other food safety practices.

•	Competitive Supply and Logistics Costs. We believe that we are able to produce and/or source bananas, lettuce and other fresh produce and deliver them to customers at competitive costs. This competitive position has resulted, in part, from gains achieved in recent years in improving farm productivity, diversifying our supplier base, reducing waste, divesting nonproductive assets, centralizing purchasing, entering a long-term alliance in 2007 with expert global shipping operators and improving efficiency throughout our global supply chain operations.

•	Geographic Diversity of Sourcing. We maintain wide geographic diversity in our sourcing of bananas and other produce, which reduces our risk from natural disasters, labor disruptions and other supply interruptions in any one particular location. Sourcing in both the northern and southern hemispheres permits us to provide many produce varieties year-round.

•	High Level of Corporate Responsibility. We manage our operations in accordance with our Core Values — Integrity, Respect, Opportunity and Responsibility — and our Code of Conduct. We set high environmental, social and ethical standards while balancing stakeholder interests. For example, all of our company-owned banana farms in Latin America have been certified to the Rainforest Alliance standard, the Social Accountability 8000 social standard, and the GlobalGAP food safety standard. In addition, a majority of banana farms owned by our suppliers in Latin America have been certified to the Rainforest Alliance and GlobalGAP food safety standards.

Business Strategy

We are focusing on healthy, value-added, higher margin products and will seek to selectively invest in markets that have the greatest potential for profitable growth while maintaining our commitment to our traditionally profitable product lines. Our key strategic objectives are to:

•	Deliver innovative, higher-margin products. Our objective is to leverage our brands and market leadership to diversify our offerings of healthy, fresh foods. In Europe, we are the market leader and obtain a price premium for our Chiquita® bananas. In North America, we are the market segment leader and obtain a price premium in value-added salads with the Fresh Express® brand and maintain a No. 2 market position in bananas.

In addition, our goal is to increase revenues from new value-added products. A major focus of our innovation efforts is expanding distribution channels, extending product shelf life and developing new product offerings to meet the growing desire of consumers for healthy, convenient and fresh food choices. In 2007, we continued to expand our distribution of convenient, single ‘‘Chiquita-to-Go’’ bananas which use proprietary packaging technologies to extend the shelf life of bananas, thereby making it profitable to market individual bananas in non-grocery convenience outlets which receive inventory deliveries less frequently than our traditional grocery customers. The volume of ‘‘Chiquita-to-Go’’ bananas increased approximately 100% during the nine months ended September 30, 2007 compared to the corresponding period in 2006, when this product was introduced. We also expanded distribution from Belgium, to Germany and the Netherlands, of our ‘‘Just Fruit in a Bottle’’ line of 100% fresh fruit smoothies sold through both retail grocery and convenience outlets. Introduced in Belgium in June 2006, ‘‘Just Fruit in a Bottle’’ has achieved 88% retail distribution in Belgium as of September 30, 2007 and 48% retail distribution in Germany. In 2007, we also continued to leverage Fresh Express’ reputation for innovation and customer service to launch new products, such as Gourmet Café individual salads packaged with toppings, dressing and utensils, which we expect to launch nationally in 2008.

We are also keenly focused on meeting consumer needs for healthy, convenient, fresh foods and on meeting customer needs by excelling in category management, product quality, customer service and in-store execution. In 2007, for example, Progressive Grocer magazine again recognized both Chiquita and Fresh Express as Category Captains for exceptional category management. In 2007, Chiquita won a Category Captain award for the ninth consecutive year and Fresh Express for the seventh consecutive year.

•	Build a high-performance organization. Our objectives are to attract, engage and retain high-performing employees, apply best-in-class people practices, ensure that we have the right people in the right jobs, leverage processes and technology to improve decision making, employ conservative financial practices and continue to demonstrate leadership in corporate responsibility.

Our October 2007 restructuring has resulted in a simplified organizational structure with fewer layers of management, which we believe will result in better and faster decisions and improved accountability, greater integration and efficiency across business units and geographies. Our product supply organization, innovation efforts and certain corporate support functions have been consolidated worldwide to drive greater network efficiency, prioritize the development of higher-margin, value-added products and improve our market competitiveness.

•	Achieve sustainable, profitable growth. We remain focused on cost savings in both production and logistics, including synergies achieved by combining the strengths of Chiquita and Fresh Express. We implement hedging for our fuel costs and foreign currencies to help minimize the volatility in operating a global business. We are also focused on improving our debt-to-capital ratio and our financing arrangements to allow for greater covenant flexibility and focus on shareholder returns. In June 2007, we entered into a sale-leaseback of our twelve previously-owned shipping vessels, which generated cash that was used to repay approximately $210 million of debt. We are also exploring options to improve the terms of remaining financing arrangements, including by means of the notes offered hereunder.

Refinancing

Our operating performance has previously required that we seek covenant relief under the leverage and fixed charge coverage ratio requirements of CBL’s senior secured credit facility. We are currently in compliance with the amended covenants in this facility. However, we incurred net losses in 2006 and the nine month period ended September 30, 2007, and our market and cost environment remains challenging. Although we expect to remain in compliance with the amended covenants, if our business performance deteriorates in relation to expectations, we may default under the covenants in our existing senior secured credit facility. The proceeds of this offering will be used to repay a portion of our outstanding Term Loan C indebtedness as part of a refinancing of CBL’s senior secured credit facility with a syndicated bank facility that has more flexible covenants.

CBL and CBII have entered into a commitment letter, dated February 4, 2008, with Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A., ‘‘Rabobank Nederland’’, New York Branch (‘‘Rabobank’’) to refinance CBL’s existing revolving credit facility and the remaining portion of the Term Loan C following the completion of this offering and the application of the net proceeds therefrom. Pursuant to the commitment letter and subject to the conditions described therein, Rabobank committed to provide to CBL a six-year $200 million senior secured revolving credit facility and a six-year $200 million senior secured term loan facility (the new term loan facility and the new revolving credit facility are referred to as the new credit facilities). The commitment letter contains financial maintenance covenants that provide greater flexibility than those in CBL’s existing senior secured credit facility. The new credit facilities will contain two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge covenant of 1.15x, for the life of the facility, and no holding company leverage covenant. The other covenants in the agreement governing the new credit facilities will be similar to those in CBL’s existing senior secured credit facility. Funding of the new credit facilities is subject to the consummation of this offering, the negotiation, execution and delivery of definitive documentation with respect to the new credit facilities and other customary conditions. There can be no assurance that we will be successful in completing the new credit facilities, the timing thereof or that the terms of such facilities will not change. Additionally, the ultimate size of the new credit facilities may be less than the amounts in the commitment letter.

Recent Developments

Release.    On January 28, 2008 we announced our preliminary unaudited selected results for the fourth quarter and full-year 2007. We reported net sales and expected operating income (loss) for the three months and year ended December 31, 2007 as follows:

	Quarter Ended December 31, 2007 Estimated Range		Quarter Ended December 31, 2006	Year Ended December 31, 2007 Estimated Range		Year Ended December 31, 2006
	Low	High		Low	High
Net Sales	$1.2 billion	$1.2 billion	$1.1 billion	$4.7 billion	$4.7 billion	$4.5 billion
Operating Income (loss)	($20 million)	($10 million)	($33 million)	$23 million	$33 million	($27 million)

The expected operating loss for the quarter ended December 31, 2007 includes the impact of a $26 million business restructuring charge. The expected operating income for the year ended December 31, 2007 includes the impact of the following charges: $26 million for business restructuring, $3 million for settlement of U.S. antitrust lawsuits and approximately $10 million for restructuring of Chilean operation. We expect to report depreciation and amortization of $22 million for the quarter ended December 31, 2007 and $90 million for the year ended December 31, 2007 as compared to $22 million for the quarter ended December 31, 2006 and $88 million for the year ended December 31, 2006. We expect to report cash and cash equivalents in excess of $70 million at December 31, 2007 as compared to $65 million at December 31, 2006.

***

We are incorporated in the State of New Jersey. Our principal executive offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and our telephone number is (513) 784-8000. Our website is www.chiquita.com. The information contained on or connected to our website is not incorporated by reference in this prospectus supplement.

 The Offering

The following summary is provided solely for your convenience. This summary is not intended to be complete. For a more detailed description of the notes, see ‘‘Description of Notes.’’

Issuer	Chiquita Brands International, Inc.

Securities Offered	$150 million aggregate principal amount of % Convertible Senior Notes due 2016 ($172.5 million aggregate principal amount if the underwriters exercise their overallotment option in full).

Issue Price	The notes will be issued at a price of % of the principal amount of the notes, plus accrued interest, if any, from February , 2008.

Maturity Date	August 15, 2016, unless earlier repurchased, redeemed or converted.

Ranking	The notes will be:

•	CBII’s unsecured, unsubordinated obligations;

•	equal in right of payment with all of CBII’s existing and future unsecured, unsubordinated indebtedness;

•	effectively junior in right of payment to all of CBII’s and CBII’s subsidiaries, existing and future secured indebtedness to the extent of the assets securing such indebtedness, including indebtedness under CBL’s senior secured credit facility;

•	structurally subordinated in right of payment to indebtedness and other liabilities, including trade payables of CBII’s subsidiaries; and

•	senior in right of payment to all of CBII’s existing and future subordinated indebtedness.

As of September 30, 2007, on a pro forma basis after giving effect to this offering and application of the net proceeds as described under ‘‘Use of Proceeds:’’

•	CBII would have had outstanding unsecured, unsubordinated indebtedness of $625 million (not including CBII’s guarantee of CBL’s senior secured credit facility), consisting of indebtedness under the notes offered hereby ($647.5 million if the underwriters exercise their over-allotment option in full), the 7½% Senior Notes due 2014 and the 8 7/8% Senior Notes due 2015; and

•	CBII’s subsidiaries would have had $1.1 billion of liabilities outstanding, $195 million of which was secured indebtedness, including $182 million under CBL’s senior secured credit facility (which amounts do not reflect borrowings under CBL’s senior secured revolving credit facility subsequent to September 30, 2007).

•	The proposed refinancing of CBL’s senior secured credit facility as described further under ‘‘Summary — Refinancing’’ and ‘‘Description of Other Indebtedness — Refinancing’’ will not impact CBII’s outstanding indebtedness (not including CBII’s guarantee of CBL’s new senior secured credit facilities). The proposed refinancing of CBL’s senior secured credit facilities will result in less secured indebtedness of CBII’s subsidiaries but may result in an increase in total debt of CBII and its subsidiaries as a result of borrowings to fund fees and expenses related to the refinancing.

Interest	The notes will bear interest at an annual rate of % from the date of original issuance, expected to be February 12, 2008, or from the most recent date to which interest has been paid or provided for payable semi-annually in arrears on February 15 and August 15 of each year to holders of record at the close of business on February 1 or August 1 immediately preceding such interest payment date. The first such interest payment date will be August 15, 2008. Interest generally will be computed on the basis of a 360 day year comprised of twelve 30 day months.

Conversion Rights	Holders may tender their notes for conversion prior to the close of business on the scheduled trading day immediately preceding May 15, 2016, in multiples of $1,000 in principal amount, at the option of the holder, under the following circumstances:

•	during the five business-day period after any five consecutive trading day period (the ‘‘measurement period’’) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

•	during any calendar quarter after the calendar quarter ending March 31, 2008 (and only during such quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•	upon the occurrence of specified corporate events described below under ‘‘Description of the Notes — Conversion Rights — Conversion upon Specified Corporate Events’’; or

•	if we call the notes for redemption, at any time prior to the close of business on the business day preceding the redemption date.

At the option of the holder, regardless of the foregoing circumstances, holders may tender their notes for conversion, in multiples of $1,000 in principal amount, at any time on and after May 15, 2016, through the close of business on the second ‘‘scheduled trading day’’ (as defined herein) immediately preceding the maturity date.

The initial conversion rate for the notes will be shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $ per share of common stock, subject to certain anti-dilution adjustments as described under ‘‘Description of the Notes — Conversion Rights — Conversion Rate Adjustments.’’ However, the conversion rate will not be adjusted for accrued interest.

In addition, if a ‘‘make-whole fundamental change’’ (as defined herein) occurs, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such event as described under ‘‘Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change.’’ No adjustments will be made in the conversion rate of the notes if the stock price is greater than $ or if the stock price is less than $ (in each case, subject to adjustment). Notwithstanding the foregoing, in no event will the conversion rate of the notes exceed shares of common stock per $1,000 in principal amount of notes (subject to adjustment).

Conversion Settlement	Upon conversion, the settlement amount will be computed as follows:

•	if we elect to settle the notes tendered for conversion in common stock, we will deliver, on the third business day after the relevant conversion date, a number of shares of our common stock obtained by dividing the aggregate principal amount of notes to be converted by 1,000, and multiplying that quotient by the conversion rate in effect on the relevant conversion date;

•	if we elect to settle the notes tendered for conversion in cash, we will deliver to the holder, for each $1,000 principal amount of the notes tendered for conversion, on the third business day immediately following the last day of the related ‘‘observation period’’ (as defined herein), cash in an amount equal to the sum of the ‘‘daily conversion values’’ (as defined herein) for each of the 30 ‘‘VWAP trading days’’ (as defined herein) during the related observation period; and

•	if we elect to settle the notes tendered for conversion in a combination of cash and common stock, the notice that we deliver to holders regarding our chosen method of settlement will specify a dollar amount of cash to be delivered per $1,000 principal amount of notes, which we refer to as the ‘‘specified dollar amount.’’ We will settle each $1,000 in principal amount of notes tendered for conversion by delivering, on the third business day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the ‘‘daily settlement amounts’’ (as defined herein) for each of the 30 VWAP trading days during the related observation period.

Prior to the 30th ‘‘scheduled trading day’’ (as defined herein) prior to the maturity date of the notes, if we have not made an ‘‘irrevocable net share settlement election’’ (as defined herein), we may deliver a one-time notice to the holders of the notes designating the settlement method for all conversions that occur on or after the 35th scheduled trading day prior to maturity. If we do not deliver such notice and we have not made an irrevocable net share settlement election with respect to the notes, then we will settle all such conversions of notes in shares of our common stock.

It is our current intent and policy to settle any conversion of the notes as if we had elected to make the net share settlement in the manner set forth in the third bullet above.

We will treat all holders of notes converting on the same trading day in the same manner. Except for all conversions that occur on or after the 35th scheduled trading day prior to maturity of the notes or, if earlier, after we make the net share settlement election, we will not have any obligation to repay any notes tendered for conversion on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of our common stock only and choose on another trading day to settle in cash or a combination of cash and shares of our common stock.

At any time prior to the 35th scheduled trading day prior to the maturity date of the notes, we may irrevocably elect (which election we refer to as the ‘‘irrevocable net share settlement election’’) the net share settlement of the notes. If we make such an election, we will pay an amount in cash equal to the principal portion of any notes tendered for conversion on a conversion date that follows the date of our irrevocable net share settlement election, together with shares of our common stock to the extent that our payment obligations in respect of the notes exceed such principal portion. The net share settlement election is in our sole discretion and does not require the consent of the holders of the notes.

Purchase of Notes at Holder’s Option Upon a Fundamental Change	Subject to certain exceptions, if we undergo a ‘‘fundamental change’’ (as defined herein) you will have the option to require us to repurchase all or a portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest. Any notes repurchased by us will be paid for in cash.

Optional Redemption by Us	Beginning February 19, 2014, during any calendar quarter, we may redeem any or all of the notes in cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, provided that the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the date of the redemption notice exceeds 130% of the applicable conversion price in effect on the date of the redemption notice. Any notes redeemed by us will be paid for in cash.

Events of Default	Except as noted below, if an event of default on the notes occurs, 100% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 120 days following such event of default consists exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

Sinking Fund	None.

Symbol for Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol ‘‘CQB.’’

United States Federal Income Tax Consequences	Holders are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes and common stock issuable upon conversion of the notes. See ‘‘Material United States Federal Income Tax Consequences.’’

Use of Proceeds	The net proceeds from the offering of the notes will be approximately $145 million (or approximately $167 million if the underwriters exercise their overallotment option in full), after deducting the underwriters’ discounts and commissions and other fees and expenses payable by us. We will use the net proceeds of the offering to repay outstanding amounts under the Term Loan C of CBL’s senior secured credit facility.

No Prior Market	The notes will be new securities for which there is currently no market. Although certain of the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and may discontinue market-making at any time without notice. We do not intend to list the notes on any exchange or automated quotation system. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

 Risk Factors

You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement prior to investing in the notes. In particular, we urge you to carefully consider the information set forth under ‘‘Risk Factors’’ beginning on page S-16 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes and our common stock.

 Summary Historical Financial Data

The following summary historical financial data should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto (the ‘‘Consolidated Financial Statements’’), as well as in conjunction with the other financial information included or incorporated by reference in this prospectus supplement. The summary financial data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited Consolidated Financial Statements and are incorporated by reference in this prospectus supplement.

The summary financial data for the nine months ended September 30, 2007 and September 30, 2006 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair statement of the results of the interim periods shown have been made. The results for the nine months ended September 30, 2007 and 2006 and any other interim results are subject to significant seasonal variations and are not necessarily indicative of results to be expected for the full year.

Unaudited
	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006(a)	2006(a)	2005(a)(b)	2004(a)
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$3,508,917	$3,414,332	$4,499,084	$3,904,361	$3,071,456
Operating expenses:
Cost of sales	3,079,573	3,005,176	3,960,489	3,268,128	2,616,900
Selling, general and administrative	324,478	301,126	416,480	384,184	304,106
Depreciation	60,766	58,069	77,812	59,763	41,583
Amortization	7,367	7,274	9,730	5,253	—
Equity in earnings of investees	(5,841)	(6,256)	(5,937)	(600)	(11,173)
Goodwill impairment charge	—	42,793	42,793	—	—
Charge for contingent liabilities	—	—	25,000	—	—
Loss on sale of Colombian division	—	—	—	—	9,289
Gain on sale of Armuelles division	—	—	—	—	(2,196)
	3,466,343	3,408,182	4,526,367	3,716,728	2,958,509
Operating income (loss)	42,574	6,150	(27,283)	187,633	112,947
Interest income	8,563	6,174	9,006	10,255	6,167
Interest expense	(67,564)	(61,989)	(85,663)	(60,294)	(38,884)
Other income (expense), net	—	—	6,320	(3,054)	(19,428)
Income (loss) before income taxes	(16,427)	(49,665)	(97,620)	134,540	60,802
Income tax benefit (expenses)	(6,600)	(4,400)	2,100	(3,100)	(5,400)
Net income (loss)	$(23,027)	$(54,065)	$(95,520)	$131,440	$55,402
Earnings per share – basic	$(0.54)	$(1.29)	$(2.27)	$3.16	$1.36
Earnings per share – diluted	$(0.54)	$(1.29)	$(2.27)	$2.92	$1.33
Weighted average common shares outstanding – basic	42,446	42,063	42,084	41,601	40,694
Weighted average common shares outstanding – diluted	42,446	42,063	42,084	45,071	41,741
Dividends declared per share	$—	$0.20	$0.20	$0.40	$0.10

Unaudited
	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006(a)	2006(a)	2005(a)(b)	2004(a)
	(in thousands, except per share amounts)
Balance Sheet Data (at period end):
Cash and equivalents	$124,029	$101,616	$64,915	$89,020	$142,791
Working capital	330,104	290,263	248,528	301,875	333,838
Total assets	2,635,600	2,712,659	2,741,789	2,834,926	1,781,901
Short-term debt	14,711	32,623	77,630	31,209	34,201
Long-term debt	800,160	957,171	950,887	965,899	315,266
Shareholders’ equity	880,175	930,886	875,725	997,985	843,308

(a)	Amounts presented differ from the previously filed Annual Reports on Form 10-K and previously filed Quarterly Reports on Form 10-Q due to the adoption of FSP AUG AIR-1, ‘‘Accounting for Planned Major Maintenance Activities.’’ This FSP eliminated the accrue-in-advance method of accounting for planned major maintenance activities, which we used to account for maintenance of our twelve previously-owned shipping vessels. Under this new standard, we would have deferred expenses incurred for major maintenance activities and amortized them over the five-year maintenance interval. We adopted this FSP on January 1, 2007, prior to the June 2007 sale of our twelve ships. Because this FSP was required to be applied retrospectively, adoption resulted in (i) an approximately $4.5 million increase to beginning retained earnings as of January 1, 2002 for the cumulative effect of the change in accounting principle, and (ii) adjustments to the financial statements for each prior period to reflect the period-specific effects of applying the new accounting principle. These prior period adjustments were not material to our Consolidated Statements of Income.
Beginning in 2007, we modified our reportable business segments to better align our internal management reporting procedures and practices with those of other consumer food companies. We now report three business segments: Bananas, Salads and Healthy Snacks, and Other Produce. The Banana segment, which is essentially unchanged, includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Salads and Healthy Snacks segment (formerly the Fresh Cut segment) includes value-added salads, fresh vegetable and fruit ingredients used in foodservice, fresh-cut fruit operations, as well as processed fruit ingredient products which were previously disclosed in ‘‘Other.’’ The Other Produce segment (formerly the Fresh Select segment) includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. In addition, to provide more transparency to the operating results of each segment, we no longer allocate certain corporate expenses to the reportable segments. These expenses are included in ‘‘Corporate.’’ We evaluate the performance of our business segments based on operating income. Intercompany transactions between segments are eliminated. Segment information in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 (including the 2006 periods presented therein) have been reclassified to reflect these changes. When we file our Annual Report on Form 10-K for the year ended December 31, 2007, the modified segment information will be reflected in all periods presented. Management considered the changes in business segments immaterial to overall business segment presentation and reporting.
(b)	The operations of Fresh Express and the interest expense related to the acquisition are included subsequent to the June 28, 2005 acquisition date.

Atlanta

We acquired full ownership of Atlanta in 2003. Atlanta operates 17 distribution centers and has a leading market share in the fruit and vegetable distribution sector in Germany and Austria. We executed a successful three-year cost-saving turnaround plan for this subsidiary. However, during the past two years, various macro-level market influences, including changes in the EU banana import regime, stiff price competition, the loss of certain sourcing relationships for non-banana fresh produce and consolidation in the retail sector, have combined to reduce Atlanta’s profitability. While Atlanta has significant strengths, management has determined that its commodity distribution business is not a strong fit with our long term strategy.  As we previously announced, we are exploring strategic alternatives for Atlanta, including a possible sale. We have not yet concluded on the best strategic alternative for Atlanta, which owns ripening facilities that currently support a significant portion of our European banana sales. For the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005, Atlanta accounted for approximately $800 million, $1.2 billion and $1.2 billion of net sales. Except for the 2006 goodwill impairment charge related to Atlanta, Atlanta did not represent significant portions of consolidated operating income, consolidated total assets, or consolidated working capital at or for the nine months ended September 30, 2007, or at, or for, the years ended December 31, 2006 or 2005.

 Risk Factors

You should carefully consider all the information included or incorporated by reference in this prospectus supplement and, in particular, the risks described below, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and even the risks described below may adversely affect our business in ways we have not described or do not currently anticipate. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and/or our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Increased competition in the European banana market resulting from changes in the EU banana import regime implemented in 2006 has adversely affected our European business and our operating results, and will continue to do so.

In January 2006, the European Commission (‘‘EC’’), the governing body of the EU, implemented a new regime relating to the importation of bananas into the EU. It eliminated the quota and licensing arrangement that previously applied to the import of Latin American bananas and imposed a significantly higher tariff (€176/metric ton compared to €75/metric ton under the prior regime) on Latin American bananas. At the same time, it maintained a tariff preference for bananas from African, Caribbean and Pacific (‘‘ACP’’) sources (which in many cases are former EU colonies), by exempting the first 775,000 metric tons of ACP bananas from any tariffs. As of January 1, 2008, that tariff exemption applies to all ACP bananas.

For Chiquita, the tariff increase alone resulted in approximately $116 million of higher tariff costs in 2006 compared to 2005, partially offset by $41 million in savings resulting from the elimination of the need to purchase banana import licenses. Without quotas, increased volumes of bananas have been sold into the EU causing banana prices to decrease. As a result, in 2006 we experienced a decline of $110 million in banana pricing on a local basis in our core European markets, which primarily consist of the 27 member countries of the EU. Average banana prices in the EU were approximately 10% lower in the nine months ended September 30, 2007 and in 2006 on a local currency basis compared to prices in 2005, before the current import regime took effect.

To date, neither Chiquita nor the industry has been able to fully pass on tariff cost increases to customers or consumers. Although Europe is our most profitable market for bananas, and we continue to obtain a price premium relative to our competition on the Chiquita-branded bananas we sell in the EU, there can be no assurance that we will be able to maintain this premium. This market is subject to significant fluctuation in volume and pricing as a result of variations in supply and demand, competitive market dynamics, the weekly nature of pricing that is characteristic of sales to most retailers and wholesalers in this market, and other factors.

Several countries have taken steps to challenge this tariff regime as noncompliant with the EU’s World Trade Organization (‘‘WTO’’) obligations not to discriminate against, or raise restrictions on, bananas from Latin America. Between February and June 2007, four separate legal proceedings were filed in the WTO. Ecuador, Colombia, Panama, the United States, Nicaragua, Brazil, and others are now parties to, or formally supporting, one or more of the proceedings. Unless the cases are settled before the final rulings are issued, final decisions are expected no earlier than the summer of 2008. There can be no assurance that any of these challenges will result in changes to the EU regime.

The overall negative impact of the new tariff regime on us has been and is expected to remain substantial, despite our intent to maintain our price premium in the European market.

We may not realize the full benefits that we expect from our restructuring plan.

In October 2007, we began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying our overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan eliminated approximately 170 management positions worldwide (approximately 22% among manager, director and vice president levels, including 31% at the vice president level) and more than 700 other full-time positions, most of which were in two processing and distribution facilities to be closed during the first quarter of 2008. This program, which resulted in a charge of $26 million in the fourth quarter of 2007, including approximately $14 million of severance costs and approximately $12 million of asset write downs, is expected to generate savings in the range of $60-80 million annually. We cannot assure you that the implementation of the restructuring plan will generate all of the cost savings and other benefits that we expect. We also continue to face substantial industry cost increases that we may not be able to pass through to our customers in the form of higher contract prices, surcharges or both. Therefore, even if the anticipated cost savings benefits of our restructuring plan are achieved, a corresponding improvement in net income may not occur.

In connection with implementing the restructuring, we have made significant changes to our management structure and many employees have assumed new or expanded roles. In addition, certain employees have voluntarily left the company. In light of the restructuring or in connection with any future business changes we may make, key employees may need to gain experience in their new roles, may be distracted in carrying out their usual roles, and may decide to leave. We cannot assure you that the changes in management structure, both those resulting from the restructuring and those which were unanticipated, will yield a more effective or competitively advantageous operation.

Our inability to complete the proposed refinancing could adversely affect our business.

Our operating performance has previously required that we seek covenant relief under the leverage and fixed charge coverage ratio requirements of CBL’s senior secured credit facility. We are currently in compliance with the amended covenants in this facility. Additionally, as described under ‘‘Summary — Refinancing’’ and ‘‘Description of Other Indebtedness — Refinancing,’’ we have entered into a commitment letter with Rabobank to refinance CBL’s existing revolving credit facility and the remaining portion of the Term Loan C (following the completion of this offering and after applying the net proceeds therefrom) with new senior secured credit facilities that contain more flexible financial maintenance covenants. Although we expect to remain in compliance, if we are unable to complete the refinancing (or a comparable refinancing) and if our business performance deteriorates compared to current expectations, we could default under the covenants in our existing senior secured credit facility. If we were unable to obtain a waiver or an amendment, any such default could materially and adversely affect our results of operations and financial condition by, among other things, causing our indebtedness to be accelerated, prohibiting CBL from distributing cash to us to pay interest and principal on the notes, having a negative impact on our future sales to customers, inhibiting our ability to obtain favorable terms from vendors, and adversely impacting our ability to raise additional financing. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding indebtedness if accelerated upon an event of default, and there can be no assurance that we would be able to repay, refinance or restructure the payments on our indebtedness following any such default. There can be no assurance that we will be successful in completing a refinancing with more flexible covenants.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

The production of fresh produce is vulnerable to adverse weather conditions, which commonly occur but are difficult to predict. Our results of operations have in the past been significantly impacted by a variety of weather-related events. Lettuce, bananas and other produce can be affected by drought, temperature extremes, hurricanes, windstorms and floods; floods in particular may affect bananas, which are typically grown in tropical lowland areas. Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of agricultural production at the time of infection or infestation, the type of treatment applied and climatic conditions. In the past, crop diseases have caused certain produce industries to replant entire areas and to change plant varieties, all at considerable costs in both capital investment and temporary lack of available supply.

Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost. These factors may result in lower sales volume and, in the case of farms we own or manage, increased costs to us due to expenditures for additional agricultural techniques or agrichemicals, the repair of infrastructure, and replanting to replace damaged or destroyed crops. If banana plantings are destroyed, approximately nine months are required from replanting to first harvest. In the event lettuce crops are damaged, the next harvest on the same acreage would be delayed at least 90 days. Incremental costs may also be incurred if we need to find alternate short-term supplies of bananas, lettuce or other produce from other growers; such alternative supply may not be available, or may not be available in sufficient quantities or on favorable economic terms and we may be required to bear additional transportation costs to meet our obligations to customers.

Competitors may be affected differently by these factors. For example, hurricanes and tropical storms may impact industry participants differently based on the location of their production. If adverse conditions are widespread in the industry, they may restrict supplies and lead to an increase in spot market prices for the produce. This increase in spot market prices, however, may not impact customers that have fixed contract prices. Our geographic diversity in banana production and sourcing locations increases the risk that we could be exposed to weather or crop-related events that may impact our operations at any given time, but lessens the risk that any single major event would have a material adverse effect on us. Although we maintain insurance to cover certain weather-related losses and we attempt to pass on some of the incremental costs to customers through contract price increases or temporary price surcharges, there is no assurance that we will be able to do so in the future.

We operate in a highly competitive environment where the pricing of our products is substantially dependent on market forces, and we may not be able to pass on all of our increased costs to our customers.

Our customers are primarily retailers and wholesalers. In North America, these customers generally seek annual or multi-year contracts with suppliers that can provide a wide range of fresh produce. Continuing industry consolidation and other factors have increased the buying leverage of the major grocery retailers, both in the United States and in Europe. Average prices paid by our retail customers for bananas in North America declined by approximately 1.5% per year in the decade ending 2004, when we began to achieve higher year-on-year prices, through negotiated contract price increases and/or surcharges to cover higher fuel and other industry costs. However, industry costs have continued to rise substantially, and we have not consistently been able, and we may be unable in the future, to pass on cost increases to our customers. Bidding for contracts or arrangements with retailers, particularly large chain stores and other large customers, is highly competitive, and we may lose prior business or not be invited to bid for new business with some customers. Our competitors may elect to bid for contracts at prices that cover their direct, variable cost of goods sold but that do not fully offset the entirety of their fixed costs, in order to avoid larger losses that may result from inefficient use of infrastructure assets or the inability to sell produce.

Most of our fixed priced contracts are in the United States. Fixed price contracts can be disadvantageous because we may not be able to pass on unexpected cost increases when they arise and we may not be able to take advantage of short-term, market-driven price increases that may occur due to short supply or other factors. Where we do not have fixed price contracts, the selling price received for each type of produce depends on several factors, including the availability and quality of the produce item in the market and the availability and quality of competing types of produce. In Europe, bananas are sold on the basis of weekly price quotes which fluctuate significantly due to supply conditions, seasonal trends, competitive dynamics and other factors. Excess industry supply of any produce item is unpredictable and may result in increased price competition. Produce items which are ready to be, or have been, harvested must typically be brought to market promptly in order to maximize recovery.

In the Salads and Healthy Snacks segment, approximately 25% and 26% of revenues for the nine months ended September 30, 2007 and 2006, respectively, were derived from quick-service restaurants and other foodservice customers, which are characterized by a high volume of sales and profit margins that are lower than for retail customers. The value-added salad industry also may be sensitive to national and regional economic conditions, and the demand for Fresh Express’s products has been adversely affected from time to time by economic downturns.

From time to time, our large retail customers may impose new or revised requirements upon their suppliers, including us. These business demands may relate to food safety, inventory practices, logistics or other aspects of the customer-supplier relationship. Some of our customers have indicated a desire to utilize radio frequency identification technology in an effort to improve tracking and management of product in their supply chain. In its current stage of development and usage, large-scale implementation of this technology could significantly increase our product distribution costs. Compliance with requirements imposed by customers may be costly and may have an adverse effect on our results of operations. However, if we fail to meet customer demands, we could lose customers, which could also have a material adverse effect on our results of operations.

Increases in commodity or raw product costs, such as fuel, paper, plastics and resins, could adversely affect our operating results.

A significant portion of the fresh produce that we market is purchased from independent producers and importers around the globe under arrangements ranging from formal long-term purchase contracts to informal market trading with unrelated suppliers. For the nine months ended September 30, 2007, approximately 70% of the bananas and all of the lettuce and other produce sourced by us were purchased from independent growers. Many factors may affect the cost and supply of fresh produce, including external conditions, commodity market fluctuations, currency fluctuations, changes in governmental regulations, agricultural programs, severe and prolonged weather conditions and natural disasters. Increased costs for purchased fruit and vegetables have in the past negatively impacted our operating results, and there can be no assurance that they will not adversely affect our operating results in the future.

The price of bunker fuel used in shipping operations, including for fuel used in ships that we charter, is an important variable component of transportation costs. Our fuel costs have increased substantially since 2003, and there can be no assurance that there will not be further increases in the future. In addition, fuel and transportation cost is a significant component of much of the produce that we purchase from growers or distributors, and there can be no assurance that we will be able to pass on to our customers the increased costs we incur in these respects. We enter into hedge contracts for fuel oil for our shipping operations, which permit us to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on our operating results.  Approximately 65% of our expected core fuel needs in ocean shipping through January 2010 are hedged with bunker fuel swaps.

The cost of paper is also significant to us because bananas and some other produce items are packed in cardboard boxes for shipment. If the price of paper increases, or the price of the fresh produce that we purchase increases due to paper cost increases, and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease. Increased costs for paper have in the past negatively impacted our operating income, and there can be no assurance that these increased costs will not adversely affect our operating results in the future.

We expect significant year-on-year increases in industry and other costs in 2008.

Future acquisitions, strategic alliances and investments and other innovations may be costly and not achieve their intended goals, and they could distract our management, increase our expenses and adversely affect our business.

Our ability to execute successfully through innovation, new products, acquisitions and geographic expansion will determine the extent to which we are able to grow existing sales and volume profitably. If we are unsuccessful in these efforts, it may adversely affect our financial condition, results of operations and ability to grow our business or otherwise achieve our financial or strategic objectives. The following risks, in particular, may be applicable:

Risks relating to acquisitions and investments

•	Suitable acquisitions or investments may not be found or completed on terms that are satisfactory to us;

•	We may be unable to successfully integrate an acquired company’s personnel, assets, management systems and technology into our business; and

•	The benefits expected to be derived from an acquisition may not materialize and could be affected by numerous factors, such as regulatory developments, industry events, general economic conditions, increased competition and the loss of existing key personnel or customers.

Risks relating to innovation

In the area of innovation, we must be able to develop new products and enhance existing products that appeal to consumers and customers. This depends, in part, on the technological and creative skills of our personnel and on our intellectual property rights in both proprietary technology and protection of our brands. We may not be successful in the introduction, marketing and sourcing of any new products or product innovations, and we may not be able to develop and introduce in a timely manner innovations to our existing products that satisfy customer needs, achieve market acceptance or generate satisfactory financial returns.

Risks relating to joint ventures and strategic alliances

We currently operate parts of our business, notably our Asian banana production and sales, through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present for investments made solely by us. For example, we may not control the joint ventures; joint venture partners may not agree to distributions that we believe are appropriate; joint venture partners may not observe their commitments; joint venture partners may have different interests than we have and may take action contrary to our interests; and it may be difficult for us to exit a joint venture after an impasse or if we desire to sell our interest.

Our international operations subject us to numerous risks, including U.S. and foreign governmental investigations and claims.

We have international operations in countries throughout the world, including in Central and South America, the Philippines and the Ivory Coast. These activities are subject to risks inherent in operating in those countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country, we may not be able to establish or expand operations in certain countries, and we may be subject to fines or other penalties. Our ability to deal with these issues may be affected by applicable U.S. or other applicable law.

In June 2005, we announced that our management had become aware that certain of our employees had shared pricing and volume information with competitors in Europe over many years, in violation of European competition laws and company policies, and may have engaged in other conduct which did not comply with European competition laws or applicable company policies. We promptly stopped the conduct and notified the EC and other regulatory authorities of these matters. In July 2007, we received a Statement of Objections from the EC in relation to this matter. A Statement of Objections is a procedural document whereby the EC communicates its preliminary view in relation to a possible infringement of EU competition laws and allows the companies identified in the document to present arguments in response. In its Statement of Objections, the EC indicated its preliminary conclusion that an infringement of the European competition rules had occurred. We filed our response to the Statement of Objections with the EC in September 2007. An oral hearing, in which the companies identified in the Statement of Objections will have an opportunity to make oral presentations to the EC, is scheduled for February 4-6, 2008. A final EC decision will be issued following the oral hearing. We expect this decision to be issued sometime during the second or third quarter 2008, but there can be no assurance with respect to actual timing. As part of the broad investigation triggered by our voluntary notification, the EC is also conducting an investigation of certain alleged conduct in southern Europe in addition to the conduct that is the subject of the Statement of Objections. We are cooperating fully in that investigation.

Based on our voluntary notification and cooperation with the investigation, the EC notified us that we would be granted conditional immunity from any fines related to the conduct, subject to customary conditions, including our continuing cooperation with the investigation and a continued determination of our eligibility for immunity. Accordingly, we do not expect to be subject to any fines by the EC, including in connection with the pending additional investigation. However, if at the conclusion of its investigations, which could continue through 2008 or later, the EC were to determine, among other things, that we did not continue to cooperate or were not otherwise eligible for immunity, then we could be subject to fines, which, if imposed, could be substantial. We do not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which we operate.

In March 2007, we entered into a plea agreement with the U.S. Justice Department relating to payments made by our former Colombian subsidiary to a group designated under U.S. law as a foreign terrorist organization. Under the terms of the agreement, we pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group and agreed to pay a fine of $25 million, payable in five equal annual installments with interest. In September 2007, the United States District Court for the District of Columbia approved the plea agreement, and we paid the first $5 million installment. The Justice Department had earlier announced that it would not pursue charges against any of our current or former executives. Pursuant to customary provisions in the plea agreement, the Court placed us on corporate probation for five years, during which time we must not violate the law and must implement and/or maintain certain business processes and compliance programs; violation of these requirements could result in setting aside the principal terms of the plea agreement, including the amount of the fine imposed. We recorded a charge of $25 million in our financial statements for the quarter and year ended December 31, 2006 and will have a corresponding $20 million liability recorded in our financial statements as of December 31, 2007.

From June to August 2007, three lawsuits were filed against us in U.S. federal courts in the District of Columbia, Florida, and New Jersey, claiming that we are liable for alleged tort violations committed in Colombia. On November 14, 2007, a substantially similar lawsuit was filed against us in the United States District Court for the Southern District of New York. The plaintiffs in all four lawsuits, either individually or as members of a putative class, claim to be family members or legal heirs of individuals allegedly killed or injured by armed groups that received payments from our former Colombian subsidiary. The plaintiffs claim that, as a result of such payments, we should be held legally responsible for the deaths of plaintiffs’ family members. The District of Columbia, Florida, and New Jersey suits seek unspecified compensatory and punitive damages, as well as attorneys’ fees and costs; the New Jersey suit also requests treble damages and disgorgement of profits, although it does not explain the basis of these demands. The New York action contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the 394 alleged victims referenced in that suit. We believe the plaintiffs’ claims are without merit and intend to defend ourselves vigorously against the lawsuits.

In October 2007 three shareholder derivative lawsuits were filed against certain of our current and former officers and directors in state court in New Jersey and federal court in Ohio and the District of Columbia. In December 2007, two additional, substantially similar derivative actions were filed. All five complaints allege that the named defendants breached their fiduciary duties to us and/or wasted corporate assets in connection with the payments that were the subject of our March 2007 plea agreement with the Justice Department, described above. The complaints seek unspecified damages against the named defendants; two of them also seek the imposition of certain equitable remedies on us. The New Jersey state court action also asserts claims against our auditor, Ernst & Young LLP. None of the actions seek any monetary recovery from us.

On January 7, 2008, the claims in the New Jersey state court lawsuit against our current and former officers and directors were dismissed without prejudice. On January 15, 2008, the plaintiff refiled those claims in the United States District Court for the District of Columbia.

We continue to evaluate the complaints and any action which may be appropriate on our part.

We have learned that the Colombian Attorney General’s Office has commenced an investigation into payments to armed groups in Colombia, including payments made by our former Colombian subsidiary. We believe that we have at all times complied with Colombian law.

We have a substantial amount of goodwill and other intangible assets on our balance sheet; a substantial impairment of our goodwill or other intangible assets may adversely affect our operating results.

As of September 30, 2007, we had approximately $1.1 billion of intangible assets such as goodwill and trademarks, the value of which depend on a variety of factors, including the success of our business and earnings growth. This represents over 43% of the total assets on our balance sheet. Of that, $542 million, or 21% of total assets at September 30, 2007, was goodwill, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. Almost all of our goodwill is associated with the Fresh Express acquisition. Accounting standards require us to review goodwill at least annually for impairment. There can be no assurance that future reviews of our goodwill will not result in impairment charges. Although it does not affect cash flow, an impairment charge has the effect of decreasing our earnings and shareholders’ equity.

Our operations and products are regulated in the areas of food safety and protection of human health and the environment.

Our worldwide operations and products are subject to inspections by environmental, food safety, health and customs authorities and to numerous governmental regulations, including those relating to the use and disposal of agrichemicals, the documentation of food shipments and the traceability of food products. As these regulations continue to be revised and new laws enacted, they generally become more stringent and the cost to comply with them increases. We believe we are substantially in compliance with applicable regulations. However, actions by regulators in the past have required, and in the future may require, operational modifications or capital improvements at various locations. In addition, if violations occur, regulators can impose fines, penalties and other sanctions. The costs of these modifications, improvements, fines and penalties could be substantial.

We could be adversely affected by actions of regulators or if consumers lose confidence in the safety and quality of certain food products or ingredients, even if our practices and procedures are not implicated. For example, industry concerns regarding the safety of fresh spinach in the United States adversely impacted our Fresh Express operations in the third and fourth quarters of 2006 and continue to result in lower sales and unforeseen costs, even though Fresh Express products were not implicated in these issues. We may also elect or be required to incur additional costs aimed at increasing consumer confidence in the safety of our products. The actual effect on us may depend on a number of factors, including the nature and extent of any issues giving rise to regulators’ actions or consumer concerns, the involvement of our products, if any, and specific actions taken or conclusions reached by regulators.

We are subject to the risk of product liability claims; claims or other events or rumors relating to the ‘‘Chiquita’’ or ‘‘Fresh Express’’ brands could significantly impact our business.

The sale of food products for human consumption involves the risk of injury to consumers. While we believe we have implemented practices and procedures in our operations to promote high-quality and safe food products, we cannot be sure that consumption of our products will not cause a health-related illness or injury in the future or that we will not be subject to claims or lawsuits relating to such matters. In addition to bananas and value-added salads, our healthy snacking and bottled juice products and our fresh juice bars subject us to risks relating to food safety and product liability.

Although we maintain product liability insurance in an amount which we believe to be adequate, claims or liabilities of this nature might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others or they might exceed the amount of our insurance coverage. In addition, large retail customers often require us to indemnify them for claims made by consumers who have purchased our products, regardless of whether the claim arises from our handling of the product.

Consumer and institutional recognition of the ‘‘Chiquita’’ and ‘‘Fresh Express’’ trademarks and related brands and the association of these brands with high-quality and safe food products, as well as responsible business practices, are an integral part of our business. The occurrence of any events, rumors or negative publicity regarding the quality and safety of our food products or our business practices, even if baseless, may adversely affect the value of our brand names and the demand for our products.

Reliance on a third-party shipping provider that increases shipping cost or an extended interruption in our ability to ship our products could materially affect our operating results.

We ship our bananas and some of our other fresh produce in vessels chartered by us through an alliance formed by Eastwind Maritime Inc. and NYKCool AB, as well as, through third parties. We entered into the alliance formed by Eastwind Maritime Inc. and NYKCool AB in June 2007. We may not continue to achieve the level of service we are seeking through the alliance. There can be no assurance that the alliance will partner creatively with us in the future as our business and logistics needs evolve.

Ship charter rates have been increasing in recent years. When we sold our shipping fleet in 2007, we chartered back the 12 previously-owned ships on a long-term basis, along with seven additional ships on two- or three-year terms. We chartered ships on a short-term basis to transport approximately 10% of our banana shipments, and for those ships, as needed, we must pay market charter rates.

From time to time, we have experienced interruptions in our shipping, for reasons such as mechanical breakdown or damage to a ship, strikes at ports, port damage and weather-related disruptions. Terrorist activities could also lead to damage to ports, ships or shipping routes. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption, an extended interruption in our ability to ship and distribute our products could have a material adverse effect on us.

Labor issues can increase our costs or disrupt our operations; pressure to increase union representation could adversely affect our operations, and changes in immigration laws could impact the availability of produce purchased from third-party suppliers.

Approximately 12,000 of our employees working in Central America are covered by 22 labor contracts. Approximately 1,800 of our Fresh Express employees, all of whom work in the United States, are covered by six labor contracts. Sixteen of these 22 Latin American labor contracts, covering approximately 10,000 employees, and three of the six Fresh Express labor contracts, covering approximately 500 Fresh Express employees, are currently being negotiated and/or expire in 2008. There can be no assurance that we will be able to successfully renegotiate these contracts on commercially reasonable terms.

We are exposed to the risks of strikes or other labor-related actions in both our owned operations and those of independent growers or service providers supplying us. Such strikes or other labor-related actions sometimes occur upon expiration of labor contracts or during the term of the contracts for other reasons. We have experienced labor stoppages and strikes. These have in the past and may in the future result in increased costs and, in the case of agricultural workers, decreased crop quality. When prolonged strikes or other labor actions occur in agricultural production, growing crops may be significantly damaged or rendered un-harvestable as a result of the disruption of irrigation, disease and pest control and other agricultural practices. In addition, our non-union workforce, particularly at Fresh Express in the United States, has been subject to union organization efforts from time to time, and we could be subject to future unionization efforts. While we respect freedom of association, increased unionization of our workforce could increase our operating costs or constrain our operating flexibility.

Fresh Express purchases lettuce and other salad ingredients from many third parties that grow these products in the United States. The personnel engaged for harvesting operations typically include significant numbers of immigrants. The availability and number of these workers is subject to decrease if there are changes in U.S. immigration laws. The scarcity of available personnel to harvest agricultural products purchased by Fresh Express in the U.S. could increase our costs for those products or could lead to product shortages.

Fluctuations in currency exchange rates may adversely impact our financial results.

Our operations involve transactions in a variety of currencies. Sales denominated in foreign currencies primarily involve the euro, and costs denominated in foreign currencies primarily involve several Latin American currencies and the euro. Accordingly, our operating results may be significantly affected by fluctuations in currency exchange rates. Approximately 55%, 55%, 65% and 70% of our total sales were in Europe in the first nine months of 2007 and in 2006, 2005 and 2004, respectively. Should the euro weaken against the U.S. dollar, there can be no assurance that we will be able to offset any unfavorable currency movement with an increase to our euro pricing for bananas and other fresh produce. Our inability to do so could have a substantial negative impact on our operating results and cash flow. We enter into contracts to hedge our risks associated with euro exchange rate movements, primarily to reduce the negative earnings and cash flow impact that any significant decline in the value of the euro would have on the conversion of net euro-based cash flow into U.S. dollars. Our total cost of euro hedging is expected to be approximately $13 million in 2008 compared to $19 million in 2007. Approximately 70% of our estimated 2008 net euro cash flow exposure is hedged.

Risks Relating to an Investment in the Notes and our Common Stock

The notes are not guaranteed by our subsidiaries and are ‘‘structurally subordinated’’ to all liabilities of our subsidiaries.

CBII operates its business through its direct and indirect subsidiaries. Accordingly, CBII depends on the cash flows of, and receipt of dividends and advances from, or repayments of advances by, its subsidiaries, in order to meet its debt obligations, including its obligations under the notes. The notes are not guaranteed by any of CBII’s subsidiaries or joint ventures and, consequently, these entities are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. Any payment of dividends, distributions, loans or advances by CBII’s subsidiaries will also be contingent upon its subsidiaries’ earnings and are subject to contractual or statutory restrictions, including restrictions under CBL’s existing or any future senior secured credit facility (including the new credit facilities).

To fund our acquisition of Fresh Express, CBL entered into a senior secured credit facility, consisting of a five-year $200 million revolving credit facility (the ‘‘Revolving Credit Facility’’), a $125 million Term Loan B, which was repaid in full in June 2007, and a $375 million Term Loan C, which has been reduced to $327 million through repayments. The Revolving Credit Facility is secured by pledges of stock of CBL’s material domestic subsidiaries (excluding Fresh Express), liens on substantially all tangible and intangible assets of CBL and CBL’s material domestic subsidiaries (excluding Fresh Express), and pledges of at least 65% of the stock of certain of CBL’s material European and other foreign subsidiaries. In addition, CBL’s obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by CBL’s material domestic subsidiaries (excluding Fresh Express), certain of CBL’s material foreign subsidiaries and by CBII. The Term Loan C is secured by pledges of stock of Fresh Express and liens on substantially all of the assets of Fresh Express in existence at the time the acquisition closed. CBL’s obligations under the Term Loan C are guaranteed on a senior secured basis by Fresh Express and on a senior unsecured basis by CBII and CBL’s material domestic subsidiaries. Holders of the notes will be able to participate in distributions of our remaining assets (or proceeds from the sales of those assets) ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes. In such event, there may not be sufficient assets remaining to pay amounts due on any or all notes then outstanding. Furthermore, the senior secured credit facility contains covenants limiting the ability of CBL to pay dividends or make distributions to CBII in certain circumstances. The new credit facilities as part of the refinancing will also be secured by all of the assets currently securing the Revolving Credit Facility and the Term Loan C (as more fully described in ‘‘Description of Other Indebtedness — Refinancing’’) and are expected to contain similar covenants restricting dividends and distributions.

In addition, CBII’s right to participate in any distribution of assets of any of its subsidiaries, upon any subsidiary’s bankruptcy, liquidation, reorganization or similar proceeding, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of CBII’s claims as a creditor of such subsidiary may be recognized. Therefore, holders of the notes should look only to CBII’s assets for payments on the notes. CBII has virtually no assets other than its investment in its subsidiaries. As of September 30, 2007, our subsidiaries had approximately $1.3 billion in liabilities, of which approximately $327 million is secured debt, and CBL had $171 million available under the Revolving Credit Facility after giving effect to approximately $29 million of availability used to support outstanding letters of credit.

Our high level of indebtedness and the financial covenants in our debt agreements could adversely affect our ability to execute our growth strategy or to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs. Additionally, a significant amount of our indebtedness bears interest at floating rates, which could increase our interest expense.

As of September 30, 2007, our indebtedness was approximately $815 million (including approximately $340 million of subsidiary debt). As of September 30, 2007, on a pro forma basis after giving effect to this offering and the application of the net proceeds therefrom, we would have total liabilities of approximately $1.7 billion (including $1.1 billion of total subsidiary liabilities, $195 million of which is secured indebtedness). The proposed refinancing of CBL’s senior secured credit facility as described further under ‘‘Summary — Refinancing’’ and ‘‘Description of Other Indebtedness — Refinancing’’ will not impact CBII’s outstanding indebtedness (not including CBII’s guarantee of CBL’s new senior secured credit facilities). The proposed refinancing of CBL’s senior secured credit facilities will result in less secured indebtedness of CBII’s subsidiaries but may result in an increase in total debt of CBII and its subsidiaries as a result of borrowings to fund fees and expenses related to the refinancing. Our high level of indebtedness limits our ability to borrow additional funds and requires us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate expenditures. This, in turn:

•	increases our vulnerability to adverse general economic or industry conditions;

•	limits our flexibility in planning for, or reacting to, changes in our business or our industry;

•	limits our ability to make strategic acquisitions and investments, introduce new products or services, or exploit business opportunities; and

•	places us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

Moreover, most of our indebtedness is issued under debt agreements that require continuing compliance with financial and other covenants. Our ability to comply with these provisions may be affected by general economic conditions, political decisions, industry conditions and other events beyond our control. Our failure to comply with the covenants contained in CBL’s senior secured credit facility (or the new credit facilities), including financial covenants, could result in an event of default, which could materially and adversely affect our results of operation and financial condition and would prohibit CBL from distributing cash to us to pay interest and principal on the notes. In June 2006, we obtained prospective covenant relief from our lenders and, as a consequence of our financial results through the end of the 2006 third quarter, we were required to and did obtain further covenant relief from our lenders in November 2006. The amendments provided further flexibility under the financial covenants, but increased the cost of our borrowings and further limited our ability to incur debt, sell assets, and make capital expenditures and acquisitions. In March 2007, we obtained further prospective covenant relief with respect to a proposed financial sanction contained in a plea agreement between the Company and the U.S. Department of Justice and other related costs.

If there were an event of default under one of our debt instruments or a change of control, the holders of the affected debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt securities.

At September 30, 2007, no borrowings were outstanding under our $200 million Revolving Credit Facility and $29 million of credit availability was used to support issued letters of credit (including a $7 million letter of credit issued in connection with an appeal of certain customs claims in Italy), leaving $171 million of credit available under the Revolving Credit Facility. We borrowed $30 million under the Revolving Credit Facility during January 2008 and an additional $15 million to date in February 2008 for seasonal working capital purposes. We may be required to issue up to an additional $40 million of letters of credit for appeal bonds relating to litigation of additional customs claims in Italy.

At September 30, 2007, approximately $340 million of our indebtedness bears interest at rates that fluctuate with prevailing interest rates. As a result, a 1% increase in interest rates would result in an increase to interest expense of approximately $3 million annually. The new credit facilities as part of the refinancing will also be subject to fluctuating interest rates.

CBII and its subsidiaries will be able to incur additional indebtedness in the future.

Despite our level of indebtedness, our existing financing instruments (and the new credit facilities as part of the refinancing) would permit us to incur substantially more debt, the borrowing of which could further increase our business and financial risk. Although the agreements governing our outstanding indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions. The indebtedness incurred in compliance with these restrictions could be very substantial. Following this offering, $124 million will continue to be available under the Revolving Credit Facility after giving effect to approximately $31 million of availability used to support letters of credit and the $45 million borrowed under the credit facility in January and February 2008. CBL’s existing and proposed credit facilities also permits us to incur additional debt, including secured debt, and our senior notes would, under certain circumstances, allow us to borrow additional debt as well.

Covenants in the agreements governing our outstanding and proposed indebtedness could adversely affect us and increase your credit risk.

The agreements governing our outstanding and proposed indebtedness contain various covenants and restrictions that limit our ability and our subsidiaries’ ability to, among other things:

•	make funds available for payment of interest or principal under these notes;

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and make distributions in respect of our capital stock;

•	make investments or certain other restricted payments;

•	place limits on dividends and other payment restrictions affecting certain subsidiaries;

•	engage in sale-leaseback transactions;

•	enter into transactions with stockholders or affiliates;

•	guarantee debt;

•	sell assets;

•	create liens;

•	issue or sell stock of certain subsidiaries; and

•	merge or consolidate.

As a result of the covenants and restrictions contained in these agreements, we are limited in how we conduct our business and we may be unable to compete effectively or to take advantage of new business opportunities, such as acquisitions. The terms of any future indebtedness could include more restrictive covenants.

We cannot assure you that we will be able to remain in compliance with these covenants in the future, and, if we fail to do so, that we will be able to obtain waivers from the appropriate parties and/or amend the covenants.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of leverage, net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture governing the notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a fundamental change that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay any cash payment due upon conversion.

The notes bear cash interest payable semi-annually at a rate of                 % per year. In addition, if we make certain elections, then upon conversion of the notes, we must pay the converting noteholder an additional cash payment, including the principal amount of the notes. Holders may also require us to repurchase their notes upon a fundamental change. CBL’s existing senior secured credit facility limits our subsidiaries’ ability to pay cash dividends and make other distributions to CBII, the issuer of the notes, if CBL is not in compliance with certain financial ratios or if an event of default has occurred following the payment of the dividends. As a result of these restrictions, CBII may not have sufficient funds to pay the principal, interest or other required cash payments when due. If we fail to make cash payments when due, we will be in default under the indenture governing the notes whether or not CBL was prohibited from paying dividends to CBII under the terms of the CBL’s senior secured credit facility. The new credit facilities will and we expect any refinancing or replacement thereof will contain similar restrictions. See ‘‘Description of the Notes — Interest.’’

There is no public market for the notes.

The notes are a new issue of securities and there is no existing trading market for the notes. Although certain of the underwriters have informed us that they intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell the notes will be favorable.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. The liquidity of any market for the notes, if one develops at all, and future trading prices of the notes will depend on a number of factors, including:

•	the market price of our common stock;

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities and the overall securities market;

•	the interest of the underwriter or other securities dealers in making a market in the notes; and

•	prevailing interest rates.

The trading market for the notes may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible into capital stock.

The market for non-investment grade debt, including the notes, may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices and liquidity of these securities. Market volatility could materially and adversely affect the notes, regardless of our financial condition, results of operations, business, prospects or credit quality.

Our common stock has experienced, and may continue to experience, price volatility.

The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including variations in our quarterly financial results; unusual weather conditions; exchange rate volatility; changes in tariffs and other regulatory actions; commodity prices; other industry costs; competitive factors; and the outcome of pending claims and governmental investigations involving us. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your notes at or above par value, or sell shares, upon conversion, at or above the price at which you have converted the notes.

Holders who receive our common stock upon the conversion of their notes will be subject to the risk of volatile market prices of our common stock. It is impossible to assure converting holders that the market price of our common stock will not fall in the future.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, certain dividends on our common stock, the issuance of certain rights, options or warrants to holders of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain tender or exchange offers, as described under ‘‘Description of Notes’’ in this prospectus supplement. The conversion rate will not be adjusted for other events, such as a payment of certain dividends on our common stock or an issuance of our common stock for cash, that may adversely affect the trading price of the notes and our common stock. There can be no assurance that an event will not occur that is adverse to the interests of the holders of the notes and their value, but does not result in an adjustment to the conversion rate.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that designated event.

If a make-whole fundamental change occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. The amount of the increase in the conversion rate depends on the date when such make-whole fundamental change becomes effective and the applicable price described in this prospectus supplement. See ‘‘Description of Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change.’’

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of such designated event, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $                 per share or less than $                 per share (in each case, subject to adjustment).

Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds                 shares per $1,000 in original principal amount of notes.

You may not be able to convert your notes before May 15, 2016, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to May 15, 2016, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

The definition of a fundamental change requiring us to repurchase the notes is limited and, therefore, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term ‘‘fundamental change’’ requiring us to repurchase the notes at your option is limited to specified corporate transactions and may not include other events that might adversely affect our financial condition or the value of your notes. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Holders of the notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them.

Holders of the notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of the notes will be subject to all changes affecting our common stock. Holders of the notes will be entitled to the rights afforded our common stock only if and when our common stock is delivered to them upon the conversion of their notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to a holder’s receipt of our common stock upon the conversion of their notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock and the value of the notes to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity or equity-related securities. We, our directors, and executive officers who are parties to lock-up agreements will agree, with limited exceptions, for a period of 75 days after the date of this prospectus supplement, that we and they will not, without the prior written consent of the representatives on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of warrants or options, or for other reasons. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock or the value of the notes.

Conversion of the notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.

To the extent we issue any shares of our common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing shareholders, including holders who have received shares of our common stock upon prior conversion of the notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

You may be subject to U.S. federal income or withholding taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. In addition, Non-U.S. Holders of the notes may be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

There may be adverse consequences to converting holders if we elect to settle all or any portion of our conversion obligation in cash (other than cash solely in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion.

If we elect to settle all or any portion of our conversion obligation in cash (other than cash solely in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion, as described under ‘‘Description of the Notes — Conversion Rights — Payment Upon Conversion,’’ it may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity to the extent we settle a portion of our conversion obligation in cash;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

Under the notes, a converting holder will be exposed to fluctuations in the value of our common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation. Under the notes, if we elect to settle all or any portion of our conversion obligation in cash (other than cash solely in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion, the amount of consideration that you will receive upon conversion of your notes is in part determined by reference to the daily VWAP (as defined herein) for each VWAP trading day of the relevant 30 VWAP trading day observation period. As described under ‘‘Description of Notes — Conversion Rights,’’ this period will occur after the date on which your notes are surrendered for conversion for all notes surrendered for conversion prior to the 35th scheduled trading day prior to maturity. Accordingly, if the price of our common stock decreases during this period, the amount of consideration you receive will be adversely affected. You may be similarly affected by conversions on or after the 35th scheduled trading day prior to maturity. In addition, if we elect to settle a portion, but less than all, of our conversion obligation in cash (other than cash solely in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion, and the market price of our common stock at the end of the relevant 30 VWAP trading day period is below the average of the daily VWAP during such period, the value of any shares of our common stock that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares you will receive.

In addition, our ability to pay interest or pay cash to the note holders upon conversion, as the case may be, may be limited by law or the terms of other debt agreements or securities. Our failure to pay such cash amounts to holders of notes, however, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under other debt agreements or securities, thereby resulting in their acceleration and required prepayment and further restricting our ability to make such payments and repurchases. See ‘‘Description of the Notes — Interest’’ and ‘‘Description of the Notes — Conversion Rights — Payment upon Conversion.’’

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting regulatory bodies and is subject to change. We cannot predict if or when any such change could be made and any such change could have an adverse impact on our reported or future financial results. Any such impacts could adversely affect the trading prices of our common stock and the notes.

For example, the accounting method for convertible securities that may be settled partially or entirely in cash, which would include the notes, has been under review by the accounting regulatory bodies for some time. Under the current accounting rules, for the purpose of calculating diluted earnings per share, a net share settled convertible security meeting certain requirements is accounted for in a manner similar to nonconvertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for in a manner similar to the treasury stock method. The effect of this method is that the shares potentially issuable upon conversion of the securities are not included in the calculation of fully diluted earnings per share until the conversion price is ‘‘in the money,’’ and the issuer is then assumed in its fully diluted earnings per share calculation to issue the number of shares necessary to settle the ‘‘in the money’’ portion of the conversion option.

However, an exposure draft has been released by the FASB to change that accounting method. Under the exposure draft, convertible securities that may be settled partially or entirely in cash would be separated into their debt and equity components. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability would be recorded as additional paid-in capital. As a result, the debt would be recorded at a discount reflecting its below market coupon interest rate. The debt would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology would affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities.

Consideration of this proposal is ongoing by the FASB and we cannot predict the exact methodology that will be imposed, which may differ materially from the foregoing description, or when, or if, any change will be finally implemented.

 Use Of Proceeds

The net proceeds from the sale of the notes in this offering will be approximately $145 million (or approximately $167 million if the underwriters exercise their overallotment option in full), after deducting $4 million in underwriting discounts and commissions and approximately $1 million of other fees and expenses payable by us.

We intend to use the net proceeds from this offering (including any additional amounts if the underwriters exercise their overallotment option) to repay outstanding amounts under the Term Loan C of CBL’s senior secured credit facility. For more information about our outstanding indebtedness, including interest rates and maturity dates, see ‘‘Capitalization,’’ ‘‘Description of Other Indebtedness’’ and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

Affiliates of one or more of the underwriters in this offering are lenders under the Term Loan C of CBL’s senior secured credit facility and will receive a portion of the net proceeds from this offering that are applied to repay borrowings under the senior secured credit facility.

Capitalization

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2007, on an actual basis and as adjusted basis to give effect to this offering and the application of the use of proceeds as described herein. You should read all of this information in conjunction with our financial statements and other financial information that are incorporated by reference in this prospectus supplement.

	As of September 30, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$124,029	$124,029
Short-term debt:
Notes and loans payable (b)(c)	$10,113	$10,113
Long-term debt of subsidiaries due within one year (c)	4,598	3,064
Total short-term debt	14,711	13,177
Long-term debt:
Long-term debt of parent company:
7½% Senior Notes due 2014	250,000	250,000
8 7/8% Senior Notes due 2015	225,000	225,000
Notes offered hereby (a)	—	150,000
Long-term debt of subsidiaries:
Term loan C (c)	323,212	179,746
Other loans	1,948	1,948
Total long-term debt	804,758	807,942
Total debt	814,871	819,871
Shareholders’ equity:
Common stock, $.01 par value; 150,000,000 shares authorized; 42,516,001 shares outstanding actual and as adjusted	425	425
Capital surplus	692,973	692,973
Retained earnings	133,601	133,601
Accumulated other comprehensive income	53,176	53,176
Total shareholders’ equity	880,175	880,175
Total capitalization	$1,695,046	$1,700,046

(a)	Assumes no exercise of the underwriters’ overallotment option.
(b)	Borrowings under the senior secured credit facility are classified as notes and loans payable. At September 30, 2007, no borrowings were outstanding under the senior secured revolving credit facility. At February 4, 2008, outstanding borrowings under the revolving credit facility were $45 million.
(c)	As described under ‘‘Summary — Refinancing’’ and ‘‘Description of Other Indebtedness — Refinancing’’ we have entered into a commitment letter with Rabobank to refinance CBL’s existing revolving credit facility and the remaining portion of the Term Loan C (following the completion of this offering and the application of the net proceeds therefrom) with a new $200 million revolving credit facility and a six year $200 million senior secured term loan. The ultimate size of the new credit facilities may be less than the amount in the commitment letter. Additionally, total debt following the refinancing may be more than as adjusted total debt in the table above as a result of borrowings to fund expenses related to the refinancing.

 Price Range Of Common Stock And Dividend Policy

Our common stock, par value $.01 per share, is listed on the New York Stock Exchange under the symbol ‘‘CQB.’’ As of January 30, 2008, we had approximately 1,273 record shareholders and had 42,846,350 outstanding shares of common stock. Quarterly high and low stock prices, as reported by the New York Stock Exchange, are shown below. The last reported sale price for our common stock on February 1, 2008 was $18.82 per share.

Period	High	Low
Fiscal Year 2008
First quarter	$19.50	$15.20
(through January 31, 2008)
Fiscal Year 2007
First quarter	17.13	12.48
Second quarter	19.92	13.55
Third quarter	19.50	13.31
Fourth quarter	21.23	15.24
Fiscal Year 2006
First quarter	21.07	16.34
Second quarter	17.05	12.95
Third quarter	17.59	12.65
Fourth quarter	16.34	12.52

We paid a quarterly cash dividend of $0.10 per share on the outstanding shares of common stock in the first two quarters of 2006. In the third quarter of 2006, we announced the suspension of our dividend, beginning with the payment that would have been paid in October 2006. We do not anticipate paying cash dividends in the foreseeable future. CBL’s senior secured credit facility limits our ability to pay cash dividends on our common stock, and the indentures that govern our other outstanding indebtedness also restrict our ability to pay dividends.

 Ratio Of Earnings To Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Reorganized Company(b)							Predecessor Company(b)
	Nine Months Ended September 30,	Year Ended December 31,					Nine Months Ended, December 31,	Quarter Ended March 31,
	2007	2006		2005	2004	2003	2002	2002
Ratio of Earnings to Fixed Charges (a)	(c )	(c	)	2.52x	1.91x	2.53x	(c )	(c )

(a)	Ratio of earnings to fixed charges is calculated as income from continuing operations before income taxes, cumulative change in method of accounting, fixed charges (reduced by amounts of capitalized interest), and undistributed share of income of less-than-fifty-percent-owned investees divided by fixed charges. Fixed charges is the sum of interest expense, capitalized interest and the estimated interest component of rental expense. The foregoing ratio of earnings to fixed charges is calculated differently than a similarly titled ratio and covenant in CBL’s existing senior secured credit facility.
(b)	CBII emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a reorganization plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with AICPA Statement of Position 90-7, we adopted ‘‘fresh start’’ accounting whereby our assets, liabilities and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, our consolidated financial statements for the periods subsequent to March 31, 2002 reflect the reorganized company’s new basis of accounting and are not comparable to the predecessor company’s pre-reorganization consolidated financial statements.
(c)	For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiency was: $22 million for the nine months ended September 30, 2007; $103 million for the year ended December 31, 2006; $11 million for the nine months ended December 31, 2002; and $189 million for the quarter ended March 31, 2002.

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the Consolidated Financial Statements, as well as in conjunction with the other financial information incorporated by reference in this prospectus supplement.

The selected consolidated financial data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited Consolidated Financial Statements incorporated by reference in this prospectus supplement. The selected financial data for the nine months ended September 30, 2007 and September 30, 2006 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) for a fair statement of the results of the interim periods shown have been made. The results for the nine months ended September 30, 2007 and 2006 and any other interim results are subject to significant seasonal variations and are not necessarily indicative of results to be expected for the full year.

	Reorganized Company(a)							Predecessor Company(a)
	Unaudited Nine Months Ended September 30,		Year Ended December 31,				Nine Months Ended December 31,	Quarter Ended March 31,
	2007	2006(b)	2006(b)	2005(b)(c)	2004(b)	2003(b)(d)	2002(b)	2002(b)
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$3,508,917	$3,414,332	$4,499,084	$3,904,361	$3,071,456	$2,613,548	$1,140,024	$446,146
Operating expenses:
Cost of sales	3,079,573	3,005,176	3,960,489	3,268,128	2,616,900	2,232,218	936,244	349,814
Selling, general and administrative	324,478	301,126	416,480	384,184	304,106	249,668	150,605	42,191
Depreciation	60,766	58,069	77,812	59,763	41,583	36,823	22,449	16,877
Amortization	7,367	7,274	9,730	5,253	—	—	—	—
Equity in earnings of investees	(5,841)	(6,256)	(5,937)	(600)	(11,173)	(7,560)	5,225	(3,314)
Goodwill impairment charge	—	42,793	42,793	—	—	—	—	—
Charge for contingent liabilities	—	—	25,000	—	—	—	—	—
Loss on sale of Colombian division	—	—	—	—	9,289	—	—	—
Gain on sale of Armuelles division	—	—	—	—	(2,196)	(21,158)	—	—
Gain on sale of equity method investments	—	—	—	—	—	(16,829)	—	—
	3,466,343	3,408,182	4,526,367	3,716,728	2,958,509	2,473,162	1,114,523	405,568
Operating income (loss)	42,574	6,150	(27,283)	187,633	112,947	140,386	25,501	40,578
Interest income	8,563	6,174	9,006	10,255	6,167	3,227	2,937	624
Interest expense	(67,564)	(61,989)	(85,663)	(60,294)	(38,884)	(42,450)	(30,260)	(7,555)
Other income (expense), net	—	—	6,320	(3,054)	(19,428)	—	—	—
Financial restructuring items	—	—	—	—	—	—	—	(222,341)
Income (loss) from continuing operations before income taxes and cumulative effect of a change in method of accounting	(16,427)	(49,665)	(97,620)	134,540	60,802	101,163	(1,822)	(188,694)
Income tax benefit (expense)	(6,600)	(4,400)	2,100	(3,100)	(5,400)	(5,300)	(4,800)	(1,000)

	Reorganized Company(a)							Predecessor Company(a)
	(Unaudited) Nine Months Ended September 30,		Year Ended December 31,				Nine Months Ended December 31,	Quarter Ended March 31,
	2007	2006(b)	2006(b)	2005(b)(c)	2004(b)	2003(b)(d)	2002(b)	2002(b)
	(in thousands, except per share amounts)
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	(23,027)	(54,065)	(95,520)	131,440	55,402	95,863	(6,622)	(189,694)
Discontinued operations:
Financial restructuring items	—	—	—	—	—	—	—	(63,481)
Income (loss) from operations	—	—	—	—	—	(6,161)	9,994	(125)
Gain on disposal of discontinued operations	—	—	—	—	—	9,504	9,823	—
Income (loss) before cumulative effect of a change in method of accounting	(23,027)	(54,065)	(95,520)	131,440	55,402	99,206	13,195	(253,300)
Cumulative effect of a change in method of accounting	—	—	—	—	—	—	—	(144,523)
Net income (loss)	$(23,027)	$(54,065)	$(95,520)	$131,440	$55,402	$99,206	$13,195	$(397,823)
Pro forma amounts for interim cost accounting change (e):
Continuing operations							$11,408	$(207,724)
Discontinued operations							19,817	(63,606)
Before cumulative effect of change in method of accounting							31,225	(271,330)
Cumulative effect of change in method of accounting							—	(144,523)
Net income (loss)							$31,225	$(415,853)
Earnings per share – basic	$(0.54)	$(1.29)	$(2.27)	$3.16	$1.36	$2.48	$0.33	$(5.08)
Earnings per share – diluted	$(0.54)	$(1.29)	$(2.27)	$2.92	$1.33	$2.46	$0.33	$(5.08)
Weighted average common shares outstanding – basic	42,446	42,063	42,084	41,601	40,694	39,989	39,967	78,273
Weighted average common shares outstanding – diluted	42,446	42,063	42,084	45,071	41,741	40,399	39,967	78,273
Dividends declared per share	$—	$0.20	$0.20	$0.40	$0.10	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$124,029	$101,616	$64,915	$89,020	$142,791	$134,296	$52,885	$54,660
Working capital	330,104	290,263	248,528	301,875	333,838	283,058	244,949	257,091
Total assets	2,635,600	2,712,659	2,741,789	2,834,926	1,781,901	1,709,422	1,645,736	1,779,893
Short-term debt	14,711	32,623	77,630	31,209	34,201	48,070	41,701	64,930
Long-term debt	800,160	957,171	950,887	965,899	315,266	346,490	394,796	467,315
Shareholders’ equity	880,175	930,886	875,725	997,985	843,308	761,830	633,773	613,874

(a)	We emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a reorganization plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with AICPA Statement of Position 90-7, we adopted ‘‘fresh start’’ accounting whereby our assets, liabilities and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, our consolidated financial statements for the periods subsequent to March 31, 2002 reflect the reorganized company’s new basis of accounting and are not comparable to the predecessor company’s pre-reorganization consolidated financial statements.
Beginning in 2007, we modified our reportable business segments to better align with our internal management reporting procedures and practices of other consumer food companies. We now report three business segments: Bananas, Salads and Healthy Snacks, and Other Produce. The Banana segment, which is essentially unchanged, includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Salads and Healthy Snacks segment (formerly the Fresh Cut segment) includes value-added salads, fresh vegetable and fruit ingredients used in foodservice, fresh-cut fruit operations, as well as processed fruit ingredient products which were previously disclosed in ‘‘Other.’’ The Other Produce segment (formerly the Fresh Select segment) includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. In addition, to provide more transparency to the operating results of each segment, we no longer allocate certain corporate expenses to the reportable segments. These expenses are included in ‘‘Corporate.’’ We evaluate the performance of our business segments based on operating income. Intercompany transactions between segments are eliminated. Segment information in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 (including the 2006 periods presented therein) have been reclassified to reflect these changes. When we file our Annual Report on Form 10-K for the year ended December 31, 2007, the modified segment information will be reflected in all periods presented. Management considered the changes in business segment immaterial to overall business segment presentation and reporting.
(b)	Amounts presented differ from the previously filed Annual Reports on Form 10-K and previously filed Quarterly Reports on Form 10-Q due to the adoption of FSP AUG AIR-1, ‘‘Accounting for Planned Major Maintenance Activities.’’ This FSP eliminated the accrue-in-advance method of accounting for planned major maintenance activities, which we used to account for maintenance of our twelve previously-owned shipping vessels. Under this new standard, we would have deferred expenses incurred for major maintenance activities and amortized them over the five-year maintenance interval. We adopted this FSP on January 1, 2007, prior to the June 2007 sale of our twelve shipping vessels. Because this FSP was required to be applied retrospectively, adoption resulted in (i) an increase of approximately $4.5 million to beginning retained earnings as of January 1, 2002 for the cumulative effect of the change in accounting principle, and (ii) adjustments to the financial statements for each prior period to reflect the period-specific effects of applying the new accounting principle. These prior period adjustments were not material to our Consolidated Statements of Income.
(c)	The operating results of Fresh Express and the interest expense related to the acquisition of Fresh Express are included subsequent to the June 28, 2005 acquisition date.
(d)	The operating results of Atlanta are included beginning April 1, 2003, the date that the step-acquisition was completed. Prior to the completion of the step-acquisition, we held a minority interest in Atlanta, which was accounted for using the equity method of accounting.
(e)	Effective January 1, 2002. the company adopted Statement of Financial Accounting Standards No. 142, ‘‘Goodwill and Other Intangibles,’’ which resulted in a cumulative effect of change in method of accounting.

Description Of Other Indebtedness

Refinancing

CBL and CBII have entered into a commitment letter, dated February 4, 2008, with Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A., ‘‘Rabobank Nederland’’, New York Branch (‘‘Rabobank’’) to refinance CBL’s existing revolving credit facility and the remaining portion of the Term Loan C following the completion of this offering and the application of the net proceeds therefrom. Pursuant to the commitment letter and subject to the conditions described therein, Rabobank committed to provide to CBL a six-year $200 million senior secured revolving credit facility and a six-year $200 million senior secured term loan facility (the new term loan facility and the new revolving credit facility are referred to as the new credit facilities). The ultimate size of the new credit facilities may be less than the amount in the commitment letter.

The new credit facilities will be secured by pledges of stock of our material domestic subsidiaries, a lien on substantially all tangible and intangible assets of our material domestic subsidiaries, including trademarks and pledges of 100% of the equity of our material domestic subsidiaries, and at least 65% of the equity of certain of our material foreign subsidiaries. In addition, CBL’s obligations under the new credit facilities will be guaranteed on a senior secured basis by our material domestic subsidiaries, certain of our material foreign subsidiaries and by CBII.

The commitment letter contains financial maintenance covenants that provide greater flexibility than CBL’s existing senior secured credit facility. The new credit facilities will contain two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge coverage covenant of 1.15x, for the life of the facility, and no holding company leverage covenant. The other covenants in the agreement governing the new credit facilities will be similar to those in CBL’s existing senior secured credit facility.

Funding of the new credit facilities is subject to the consummation of this offering, the negotiation, execution and delivery of definitive documentation with respect to the new credit facilities and other customary conditions. There can be no assurance that we will be successful in completing the new credit facilities, the timing thereof or that the terms of such facilities will not change.

New Revolving Credit Facility.    Upon the closing of the new credit facilities, we intend to borrow under the new revolving credit facility and use the proceeds to (i) repay outstanding amounts under CBL’s existing revolving credit facility, which were $45 million at February 4, 2008, and replace outstanding letters of credit issued thereunder, which were $31 million at February 4, 2008, and (ii) pay transaction fees and expenses related to the new credit facilities.

We will have $100 million available under the new credit facilities for letters of credit and $10 million available under the new revolving credit facility for swing line loans.

New Term Loan Facility.    Upon the closing of the new credit facilities, we intend to borrow the entire amount under the new term loan facility and use the proceeds primarily to (i) repay in full the balance of the Term Loan C and (ii) pay transaction fees and expenses related to the new credit facilities.

Senior Secured Credit Facility

In June 2005, CBII and CBL, our main operating subsidiary, entered into an amended and restated credit agreement with a syndicate of bank lenders for a $650 million senior secured credit facility in connection with the acquisition of Fresh Express. In June 2006, the revolver portion of the senior secured credit facility was increased by $50 million. The senior secured credit facility consists of:

•	The five-year $200 million Revolving Credit Facility. At September 30, 2007 no borrowings were outstanding under the Revolving Credit Facility and $29 million of credit availability was used to support issued letters of credit, leaving $171 million of credit available under the Revolving Credit Facility. We historically borrowed under the Revolving Credit Facility to fund peak seasonal working capital needs during the first half of the year, with borrowings peaking in March or April of each year, and expect to do so in 2008. The Revolving Credit Facility bears interest at LIBOR plus a margin of 1.25% to 3.00%, and CBL is required to pay a fee on the daily unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum, depending in each case on our consolidated leverage ratio. At September 30, 2007, the interest rate on the Revolving Credit Facility was LIBOR plus 3.00%; and

•	The seven-year Term Loan C for $375 million, the proceeds of which were used to finance a portion of the acquisition of Fresh Express. At September 30, 2007, $327 million was outstanding under the Term Loan C and we had repaid $48 million of indebtedness originally borrowed. Any amounts repaid under the Term Loan C cannot be re-borrowed. The Term Loan C requires quarterly payments, which began in September 2005, amounting to 1% per year of the initial principal amount less any prepayments, for the first six years, with the remaining balance to be paid quarterly in the seventh year. The Term Loan C bears interest at LIBOR plus a margin of 2.00% to 3.00%, depending on our consolidated leverage ratio. At September 30, 2007, December 31, 2006 and December 31, 2005, the interest rate on the Term Loan C was LIBOR plus 3.00%, LIBOR plus 3.00% and LIBOR plus 2.00%, respectively.

•	The Term Loan B of $125 million, the proceeds of which were used to finance a portion of the acquisition of Fresh Express, has been repaid in full.

Substantially all U.S. assets of CBL and its subsidiaries are pledged to secure the senior secured credit facility. The Revolving Credit Facility is principally secured by the U.S. assets of CBL and its subsidiaries other than Fresh Express and its subsidiaries. The Term Loan C is principally secured by the assets of Fresh Express and its subsidiaries. The senior secured credit facility is also secured by liens on CBL’s trademarks as well as pledges of equity and guarantees by various subsidiaries worldwide. The senior secured credit facility is guaranteed by CBII and secured by a pledge of CBL’s equity.

Under the senior secured credit facility, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7½% and 8 7/8% Senior Notes and payment of certain other specified CBII liabilities.

7½% Senior Notes due 2014

The 7½% Senior Notes are unsecured, unguaranteed obligations of CBII, in an aggregate principal amount of $250 million. The 7½% Senior Notes mature on November 1, 2014 and were issued under an indenture with LaSalle Bank National Association, as trustee. The 7½% Senior Notes bear interest at 7½% per annum, with interest payable semi-annually in arrears on May 1 and November 1.

We may redeem any or all of the 7½% Senior Notes at any time on or after November 1, 2009. The initial redemption price is 103.750% of their principal amount, plus accrued interest. The redemption price will decline each year after 2009 and will be 100% of their principal amount, plus accrued interest, beginning on November 1, 2012. Before November 1, 2009, we may redeem the 7½% Senior Notes, in whole or in part, at our option, at a redemption price equal to 100% of their principal amount plus a premium and accrued and unpaid interest to the redemption date.

The indenture governing the 7½% Senior Notes, among other things, restricts our ability and the ability of our subsidiaries to: incur additional indebtedness and issue preferred stock; pay dividends; make investments or certain other restricted payments; create liens; engage in sale-leaseback transactions; guarantee debt; and engage in mergers, consolidations and certain sales or leases of our properties and assets.

We have obtained the required consent of the holders of our 7½% Senior Notes to complete the refinancing of CBL’s senior credit facility.

8 7/8% Senior Notes due 2015

The 8 7/8% Senior Notes are unsecured, unguaranteed obligations of CBII, in an aggregate principal amount of $225 million. The 8 7/8% Senior Notes mature on December 1, 2015 and were issued under an indenture with LaSalle Bank National Association, as trustee. The 8 7/8% Senior Notes bear interest at 8 7/8% per annum, with interest payable semi-annually in arrears on June 1 and December 1.

Prior to June 1, 2010, we may redeem the 8 7/8% Senior Notes, in whole or in part, at our option, at a redemption price equal to 100% of their principal amount plus a premium and accrued and unpaid interest to the redemption date. We may redeem any or all of the 8 7/8% Senior Notes at any time on or after June 1, 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued interest. The redemption price will decline on June 1 of each year after 2010 and will be 100% of their principal amount, plus accrued interest, beginning on June 1, 2013. Before June 1, 2008, we may redeem up to 35% of the aggregate principal amount of outstanding 8 7/8% Senior Notes with the proceeds from sales of certain kinds of our capital stock at a redemption price equal to 108.875% of their principal amount, plus accrued interest to the redemption date.

The indenture governing the 8 7/8% Senior Notes, among other things, restricts our ability and the ability of our subsidiaries to: incur additional indebtedness and issue preferred stock; pay dividends; make investments or certain other restricted payments; create liens; engage in sale-leaseback transactions; guarantee debt; and engage in mergers, consolidations and certain sales or leases of our properties and assets.

Description Of Notes

We will issue $150 million in aggregate principal amount ($172.5 million if the underwriters exercise their overallotment option in full) of our                  % convertible senior notes due 2016 (the ‘‘notes’’). We will issue the notes under an indenture dated as of February 1, 2008 (the ‘‘original indenture’’) between us and LaSalle Bank National Association, as trustee (the ‘‘trustee’’). The original indenture will be supplemented by a first supplemental indenture to be entered into by us with the trustee concurrently with the delivery of the notes. We refer to the original indenture as amended and supplemented by the first supplemental indenture as the ‘‘indenture.’’ The terms of the notes include those expressly set forth in the indenture and the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the ‘‘Trust Indenture Act’’).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture (including the form of note contained therein) because it, and not this description, define your rights as a holder of the notes. For purposes of this description, references to the ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to Chiquita Brands International, Inc. and not to any of its subsidiaries.

General

The notes:

•	will be:

•	our general unsecured obligations;

•	equal in right of payment to all of our other unsubordinated, unsecured indebtedness;

•	senior in right of payment to all of our indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the existing and future claims of our subsidiaries’ creditors, including trade creditors;

•	effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	limited to an aggregate principal amount of $150 million ($172.5 million if the underwriters exercise their overallotment option in full) except as set forth below;

•	will be subject to optional repurchase by the Company at the request of the holders upon the occurrence of certain conditions, including a fundamental change;

•	will be subject to the redemption at the option of the Company beginning February 19, 2014, during any calendar quarter, provided that the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the date of the redemption notice exceeds 130% of the applicable conversion price in effect on the date of the redemption notice;

•	will be issued in denominations of $1,000 and integral multiples of $1,000; and

•	will initially be represented by one or more registered notes in global form, but in certain limited circumstances described under the heading ‘‘— Global Notes, Book-Entry Form’’ below may be represented by notes in definitive form.

The notes will mature on August 15, 2016, unless earlier converted, redeemed or repurchased.

The notes will be our general unsecured obligations and will rank equally with all of our existing and future senior indebtedness. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral. As of September 30, 2007, pro forma for this offering, we had approximately $625 million in outstanding indebtedness, none of which was secured indebtedness, and the aggregate amount of liabilities of our subsidiaries was $1.1 billion, which included $182 million of CBL’s senior secured credit facility.

The indenture does not restrict us or our subsidiaries from incurring additional indebtedness or other liabilities, including secured indebtedness. Our subsidiaries will not guarantee any of our obligations under the notes. See ‘‘Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock — The notes are not guaranteed by our subsidiaries and are ‘‘structurally subordinated’’ to all liabilities of our subsidiaries.’’

Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted into shares of common stock (or cash or a combination of cash and shares of our common stock, if we so elect) at an initial conversion rate of                 shares of common stock per $1,000 in principal amount of notes (equivalent to an initial conversion price of approximately $                 per share of common stock). The conversion rate is subject to adjustment if certain events described below occur.

At any time on or prior to the 35th ‘‘scheduled trading day’’ (as defined below) prior to the maturity date of the notes, we may irrevocably elect net share settlement of the notes. If we make such an election, we will pay an amount in cash, calculated as described below, with respect to the principal amount of any notes tendered for conversion on a conversion date that follows the date of our irrevocable net share settlement election (the ‘‘principal portion’’), together with shares of our common stock to the extent that our payment obligations in respect of the notes exceed the principal portion. See ‘‘— Conversion Rights — Irrevocable Election of Net Share Settlement’’ and ‘‘— Conversion Rights — Payment upon Conversion.’’

You will not receive any separate cash payment for interest accrued and unpaid to the ‘‘conversion date’’ (as defined below), except under the limited circumstances described below.

We use the term ‘‘note’’ in this prospectus supplement to refer to each $1,000 in principal amount of notes.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes are issued pursuant to a ‘‘qualified reopening’’ or are treated as issued without original issue discount for U.S. federal income tax purposes. The notes and any additional notes subsequently issued under the indenture would be treated as a single series for all purposes under the indenture, including without limit, waivers, amendments and offers to purchase.

The indenture permits us to issue different series of debt securities from time to time. The notes we are offering will be a single, distinct series of debt securities. The specific terms of each other series may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that may be issued under the indenture, nor does it limit the number of other series or the aggregate amount of any particular series. When we refer to a ‘‘series of debt securities,’’ we mean a series of debt securities, such as the series of notes we are offering by means of this prospectus supplement, issued under the indenture. When we refer to ‘‘the notes’’ or ‘‘these notes,’’ we mean the         % convertible senior notes due 2016 we are offering by means of this prospectus supplement.

The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. The registered holder of a note will be treated as the owner thereof for all purposes.

Other than the restrictions described under ‘‘— Fundamental Change Permits Holders to Require Us to Repurchase Notes’’ and ‘‘— Consolidation, Merger and Sale of Assets’’ below, and except for the provisions set forth under ‘‘— Conversion Rights — Conversion upon Specified Corporate Events’’ and ‘‘— Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change,’’ the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See ‘‘Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock.’’

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of, and interest on, notes in global form registered in the name of or held by The Depository Trust Company (‘‘DTC’’) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global notes.

We will pay the principal of certificated notes if issued in certificate form — see ‘‘Global Notes, Book-Entry Form’’ at the office or agency designated by us. We have initially designated the trustee as our paying agent and registrar and a corporate trust office of the trustee as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5 million or less, by check mailed to the holders of such notes and (ii) to holders having an aggregate principal amount of more than $5 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we, the trustee or registrar may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note surrendered for conversion.

Interest

The notes will bear interest at a rate of                 % per year from the date of original issuance, expected to be February 12, 2008, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 2008.

Interest will be paid to the person in whose name a note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion Rights

General

Upon the occurrence of any of the conditions described under the headings ‘‘— Conversion upon Satisfaction of Trading Price Condition,’’ ‘‘— Conversion Based on Common Stock Price’’ and ‘‘— Conversion upon Specified Corporate Events,’’ holders may convert their notes, in whole or in part, into shares of common stock (or cash or a combination of cash and shares of our common stock, if we so elect) at an initial conversion rate of              shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $

                per share of common stock, at any time prior to the close of business on the ‘‘scheduled trading day’’ (as defined below) immediately preceding May 15, 2016. On and after May 15, 2016, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the notes, holders may tender their notes for conversion regardless of the conditions described under the headings ‘‘— Conversion upon Satisfaction of Trading Price Condition,’’ ‘‘— Conversion Based on Common Stock Price’’ and ‘‘— Conversion upon Specified Corporate Events.’’

‘‘Scheduled trading day’’ means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on any exchange or market, a business day.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the ‘‘applicable conversion rate’’ and the ‘‘applicable conversion price,’’ respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 in principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, except as described below. Our settlement of notes tendered for conversion as described below under ‘‘— Payment upon Conversion’’ will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest on the note to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

•	if we have specified a ‘‘fundamental change repurchase date’’ (as defined below) that is after a record date and prior to the next scheduled trading day following the corresponding interest payment date;

•	if we have specified a redemption date that is after a record date and prior to the next scheduled trading day following the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest remains unpaid at the time of conversion with respect to such notes; or

•	in respect of any conversions that occur on or after the record date immediately preceding the maturity date.

Upon conversion, we will deliver shares of our common stock (or cash or a combination of cash and shares of our common stock, if we so elect), as described under ‘‘— Payment upon Conversion’’ below.

If we have made the irrevocable net share settlement election, the indenture requires us to pay the principal portion of the notes in cash upon conversion. In addition, we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a fundamental change. Our current and future debt or other agreements may restrict our ability to pay the principal portion of the notes in cash upon conversion or in connection with the repurchase of notes upon a fundamental change. Our failure to pay in cash the principal portion of the notes when converted (if we have made the irrevocable net share settlement election) or to repurchase the notes following a fundamental change would result in an event of default with respect to the notes. See ‘‘Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock — We may not have the ability to pay interest on the notes or to pay any cash payment due upon conversion.’’

We will deliver cash in lieu of any fractional shares of our common stock issuable in connection with payment of the amounts above, as described under ‘‘— Payment upon Conversion’’ below.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will be required to pay that tax.

Conversion upon Satisfaction of Trading Price Condition

Prior to May 15, 2016, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the ‘‘measurement period’’) in which the ‘‘trading price’’ (as defined below) per $1,000 in principal amount of the notes for each day of the measurement period was less than 98% of the product of the ‘‘last reported sale price’’ (as defined below) of our common stock and the applicable conversion rate for the notes for such date, as determined by us and subject to compliance with the procedures and conditions described below concerning our obligation to make such determination (the ‘‘trading price condition’’).

We will have no obligation to determine the trading price of the notes unless a holder provides us with reasonable evidence that the trading price per $1,000 in principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we will determine the trading price of the notes in the manner described below beginning on the next trading day and on each successive trading day until the trading price per $1,000 in principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not, when we are obligated to, determine the trading price of the notes, then the trading price per $1,000 in principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

If the trading price condition has been met, we will so notify the holders of the notes. If, at any time after the trading price condition has been met, the trading price per $1,000 in principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for such date, we will so notify the holders of the notes.

The ‘‘trading price’’ of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2 million in principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the underwriters; provided that if three such bids cannot reasonably be provided to the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid is obtained, that one bid will be used. If at least one bid for $2 million in principal amount of the notes cannot reasonably be obtained, then the trading price per $1,000 in principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. Any such determination will be conclusive absent manifest error.

The ‘‘last reported sale price’’ of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a

U.S. national or regional securities exchange on the relevant date, the ‘‘last reported sale price’’ will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the underwriters, selected by us for this purpose. Any such determination will be conclusive absent manifest error.

‘‘Trading day’’ means a day during which (i) trading in our common stock generally occurs and (ii) there is no ‘‘market disruption event’’ (as defined below).

‘‘Market disruption event’’ means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based On Common Stock Price

Prior to May 15, 2016, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending March 31, 2008 (and only during such calendar quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Events

If we elect to:

•	distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the date of the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes and the trustee at least 35 scheduled trading days prior to the ‘‘ex-date’’ (as defined below) for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ‘‘ex-date’’ means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

If an event constituting a ‘‘fundamental change’’ (as defined below) occurs, we will notify holders and the trustee of the occurrence of any such event no later than the effective date of such event.

Once we have given such notice, a holder may surrender notes for conversion at any time from the effective date of such event until (i) the fundamental change repurchase date corresponding to such event or (ii) if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such event. In addition, if a ‘‘make-whole fundamental change’’ (as defined below) occurs, a holder may be entitled to receive ‘‘additional shares’’ (as defined below) upon any conversion as described below under ‘‘— Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change.’’

You will also have the right to convert your notes if we are a party to any other combination, merger, recapitalization, reclassification, binding share exchange or other similar transaction or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a fundamental change. In such event, you will have the right to convert your notes at any time beginning 35 scheduled trading days prior to the anticipated effective date of such transaction and ending on the 35th scheduled trading day following the effective date of such transaction. We will notify holders and the trustee at least 35 scheduled trading days prior to the anticipated effective date of any such transaction, if practicable.

Conversion upon Redemption

If we call your notes for redemption, you will have the right to convert your notes called for redemption until 5:00 p.m., New York City time, on the business day preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to the interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to the interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the ‘‘conversion date’’ under the indenture.

If a holder has already delivered a repurchase notice as described under ‘‘— Fundamental Change Permits Holders to Require Us to Repurchase Notes’’ with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Irrevocable Election of Net Share Settlement

At any time on or prior to the 35th scheduled trading day prior to the maturity date of the notes, we may irrevocably elect net share settlement of the notes. If we make such an election, we will pay an amount in cash equal to the principal portion of any notes tendered for conversion on a conversion date that follows the date of our irrevocable net share settlement election, together with shares of our common stock to the extent that our payment obligations in respect of the notes exceed such principal portion, as described below under ‘‘— Payment upon Conversion.’’ This irrevocable net share settlement election is in our sole discretion and does not require the consent of the holders of the notes.

Upon making such election, we will promptly (i) issue a press release and post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

We may irrevocably renounce this right to elect net share settlement of the notes at any time prior to the earlier of the (i) 35th scheduled trading day preceding the maturity date of the notes and (ii) our exercise of such right. Upon such renunciation, we will no longer have the right to elect the net share settlement with respect to the notes, and any such attempted election shall have no effect.

Payment upon Conversion

Unless we have made an irrevocable net share settlement election as described above under ‘‘— Irrevocable Election of Net Share Settlement,’’ in lieu of delivery of shares of our common stock in respect of notes tendered for conversion, we may elect to deliver cash or a combination of cash and shares of our common stock. If we elect to do so, we will inform the holders so converting through the trustee of the method we choose to satisfy our obligation upon conversion of the notes no later than the second scheduled trading day immediately following the related conversion date.

Prior to the 30th scheduled trading day prior to the maturity date of the notes, if we have not made an irrevocable net share settlement election, we may deliver a one-time notice to the holders of the notes designating the settlement method for all conversions that occur on or after the 35th scheduled trading day prior to such maturity date. If we do not make such notice and we have not made an irrevocable net share settlement election with respect to the notes, then we will settle all such conversions of the notes in shares of our common stock.

If we choose to repay any notes in cash, we will specify in our notice to holders the amount to be satisfied in cash. We will treat all holders of notes converting on the same trading day in the same manner. Except for all conversions that occur on or after the 35th scheduled trading day prior to the maturity date of the notes, we will not, however, have any obligation to repay any notes tendered for conversion on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of our common stock only and choose on another trading day to settle in cash or a combination of cash and shares of our common stock.

The settlement amount will be computed as follows:

(1) If we elect to repay notes tendered for conversion in common stock, we will deliver shares of our common stock to the holder of the notes on the third business day after the relevant conversion date. In that case we will deliver to the holder of the notes a number of shares of our common stock obtained by dividing the aggregate principal amount of notes to be converted by 1,000, and multiplying that quotient by the applicable conversion rate on the relevant conversion date.

(2) If we elect to repay notes tendered for conversion in cash, we will deliver to the holder, for each $1,000 principal amount of the notes tendered for conversion, on the third business day immediately following the last day of the related ‘‘observation period’’ (as defined below), cash in an amount equal to the sum of the ‘‘daily conversion values’’ (as defined below) for each of the 30 VWAP trading days (as defined below) during the related observation period.

(3) If we elect to repay notes tendered for conversion in a combination of cash and common stock, or if we have made an irrevocable net share settlement election as described above, the notice that we deliver to holders regarding our chosen method of settlement will specify a dollar amount of cash to be delivered per $1,000 principal amount of notes (the ‘‘specified dollar amount’’), which will be deemed to be $1,000 if we have made an irrevocable net share settlement election. We will settle each $1,000 in principal amount of notes tendered for conversion by delivering, on the third business day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the ‘‘daily settlement amounts’’ (as defined below) for each of the 30 VWAP trading days during the related observation period.

It is our current intent and policy to settle any conversion of the notes as if we had elected to make the irrevocable net share settlement election in the manner set forth in clause (3) above.

The ‘‘daily settlement amount’’ for each of the 30 VWAP trading days during the observation period means:

•	an amount of cash equal to the lesser of (i) the quotient of the specified dollar amount and 30 and (ii) the daily conversion value relating to such VWAP trading day (in either case, the ‘‘daily cash amount’’); and

•	if such daily conversion value exceeds the daily cash amount, a number of shares of our common stock (the ‘‘deliverable shares’’) equal to (i) the difference between such daily conversion value and the daily cash amount divided by (ii) the ‘‘daily VWAP’’ (as defined below) of our common stock for such VWAP trading day.

If we make an irrevocable net share settlement election as described above under ‘‘— Irrevocable Election of Net Share Settlement,’’ all conversions having a conversion date following such election shall be settled in the manner described in clause (3) above, and for purposes of determining the daily settlement amounts, the ‘‘specified dollar amount’’ shall be deemed to be $1,000.

The ‘‘observation period’’ with respect to any note means:

•	with respect to any conversion date occurring on or after the 35th scheduled trading day prior to the maturity date of the notes, the 30 consecutive VWAP trading day period beginning on, and including, the 32nd scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day); and

•	in all other instances, the 30 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date.

The ‘‘daily conversion value’’ means for each of the 30 consecutive VWAP trading days during the observation period, 1/30th of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.

The ‘‘daily VWAP’’ of our common stock means, for each of the 30 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading ‘‘Bloomberg VWAP’’ on Bloomberg page CQB.N <equity> AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day using a volume-weighted method as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

‘‘VWAP trading day’’ means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no ‘‘VWAP market disruption event’’ (as defined below). If our common stock is not so listed or traded, then ‘‘VWAP trading day’’ means a business day.

‘‘VWAP market disruption event’’ means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

Notwithstanding the foregoing, we will deliver cash in lieu of any fractional shares of our common stock deliverable upon conversion based on the daily VWAP on (i) the last VWAP trading day of the applicable observation period in the case of conversions settled with a combination of cash and common stock and (ii) the conversion date (or, if the conversion date is not on a trading day, the next following trading day) if we elect to settle in common stock only.

If we have made the irrevocable net share settlement election, the indenture requires us to pay the principal portion of notes tendered for conversion in cash. In addition, we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a fundamental change. Our current and future debt or other agreements may restrict our ability to pay the principal portion of the notes in cash upon conversion or in connection with the repurchase of notes upon a fundamental change. Our failure to pay in cash the principal portion of the notes when tendered for conversion (if we have made the irrevocable net share settlement election) or to repurchase the notes following a fundamental change would result in an event of default with respect to the notes. See ‘‘Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock — We may not have the ability to pay interest on the notes or to pay any cash payment upon conversion.’’

Exchange in Lieu of Conversion

When a holder surrenders its notes for conversion, we may, at our election (an ‘‘exchange election’’), direct the conversion agent to surrender, on or prior to the second business day following the conversion date, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to timely deliver, in exchange for such notes, the shares of our common stock and/or cash which would otherwise be due upon conversion as described above under ‘‘— Payment upon Conversion’’ (the ‘‘conversion consideration’’). If we make an exchange election, we will, by the close of business on the second business day following the relevant conversion date, notify the holder surrendering its notes for conversion that we have made the exchange election and we will notify the designated financial institution of the method of settlement we have elected with respect to such conversion and the relevant deadline for delivery of the conversion consideration.

Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related conversion consideration, or if such designated financial institution does not accept the notes for exchange, we will deliver the relevant conversion consideration as if we had not made an exchange election.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Adjustment Events

(1)   If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x OS’ OS0

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR’ = the conversion rate in effect immediately after the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ = the number of shares of our common stock that would be outstanding as of the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such dividend or distribution after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.

(2)   If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the date of such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR’ = CR0 x OS0 + X OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

CR’ = the conversion rate in effect immediately after the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ‘‘ex-date’’ for such distribution.

(3)   If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this clause (3);

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x SP0 SP0 − FMV

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

CR’ = the conversion rate in effect immediately after the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ‘‘ex-date’’ for such distribution; and

FMV = the fair market value as determined by our board of directors or a committee thereof of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ‘‘ex-date’’ for such distribution.

With respect to an adjustment pursuant to the preceding paragraph where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a ‘‘spin-off,’’ the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’ = CR0 x FMV0 + MP0 MP0

where,

CR0 = the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR’ = the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under this clause (3) will occur on the 10th trading day from, and including, the effective date of the spin-off.

(4)   If we pay any cash dividends or distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x SP0 SP0 − C

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

CR’ = the conversion rate in effect immediately after the close of business on the trading day immediately preceding the ‘‘ex-date’’ for such distribution;

SP0 = the average of the last reported sale prices of our common stock for the 5 consecutive trading days immediately preceding the ‘‘ex-date’’ for such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5)   If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the average of the last reported sale price of our common stock over the five consecutive trading-day period next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 x AC + (SP’ x OS’) OS0 x SP’

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration as determined by our board of directors or a committee thereof paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’ = the average of the last reported sale price of our common stock over the five consecutive trading-day period next succeeding the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in respect of a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% in the conversion rate. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then we will carry forward any such adjustments and apply such adjustments (i) to any notes that are converted upon such conversion and (ii) in any case, on each annual anniversary of the date of issuance of the notes.

If the effective date of any adjustment event occurs during an observation period for any notes, then we will make proportional adjustments to the number of deliverable shares for each VWAP trading day during the portion of the observation period preceding the effective date of such adjustment event.

Events that Will Not Result in Adjustments.    Except as described in this section or in ‘‘— Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change’’ below, we will not adjust the conversion rate. Without limiting the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase or acquire those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Treatment of Reference Property.    In the event of:

•	any fundamental change described in clause (2) of the definition thereof;

•	any reclassification of our common stock;

•	a consolidation, binding share exchange, recapitalization, reclassification, merger, combination or other similar event; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type (in the same proportions) of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the applicable conversion rate in effect immediately prior to these events (the ‘‘reference property’’), subject to our right to elect to settle conversions, in whole or in part, in shares of common stock, cash or a combination of cash and shares of our common stock. However, if we irrevocably elect net share settlement upon conversion, or if we elect to settle all or a portion of notes tendered for conversion in cash, you will receive reference property as follows:

•	cash up to the aggregate principal portion or sum of the daily cash amounts upon any conversion (or, in the case of settlement solely in cash, cash for the sum of the daily conversion values in respect of such conversion); and

•	in lieu of the shares of our common stock otherwise deliverable, reference property.

The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) if holders of a majority of the shares of our common stock affirmatively make such an election, the weighted average of the types and amounts of consideration received by holders of a plurality of the shares of our common stock that affirmatively make such an election or (ii) otherwise, the weighted average of the types and amount of consideration actually received by all holders of our common stock,

Treatment of Rights.    To the extent that we have a rights plan in effect upon conversion of the notes into common stock and the rights have not separated from our common stock, you will receive, in addition to the common stock, the rights under the rights plan. If prior to any conversion, the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Voluntary Increases of Conversion Rate.    We are permitted, to the extent permitted by law and the rules of the New York Stock Exchange or any other securities exchange on which our common stock is then listed, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will notify the holders of the notes and the trustee of the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Tax Effect.    A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income and withholding tax treatment of an adjustment to the conversion rate, see ‘‘Material United States Federal Income Tax Consequences.’’

Adjustment to Shares Delivered upon Conversion upon Make-whole Fundamental Change

If you elect to convert your notes in connection with a ‘‘make-whole fundamental change’’ (as defined below), the conversion rate will be increased by an additional number of shares of common stock (the ‘‘additional shares’’) as described below. A ‘‘make-whole fundamental change’’ means any transaction or event that constitutes a fundamental change pursuant to clauses (1), (2) or (4) under the definition of fundamental change as described below under ‘‘— Fundamental Change Permits Holders to Require Us to Repurchase Notes’’; provided, however, that no increase will be made in the case of a transaction constituting a fundamental change described in clauses (1) or (2) of such definition where 90% or more of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such transaction consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) (or that will be so traded immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into such shares of such common stock, depositary receipts or other certificates representing common equity interests pursuant to ‘‘— Conversion Rate Adjustments — Treatment of Reference Property’’ above. A conversion shall be deemed to be in connection with a make-whole fundamental change if such conversion occurs on or after the effective date of such make-whole fundamental change until (i) the related fundamental change repurchase date or (ii) if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such fundamental change. We will notify holders and the trustee of the occurrence of any such make-whole fundamental change on the effective date of such transaction.

The number of additional shares by which the conversion rate will be increased in the event of a make-whole fundamental change will be determined by reference to the table below, based on the earliest of the date on which such make-whole fundamental change occurs or becomes effective (the ‘‘make-whole reference date’’) and the price (the ‘‘stock price’’) per share of our common stock at the time of such make-whole fundamental change. If holders of our common stock receive only cash consideration for their shares of common stock in connection with a make-whole fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the 10 trading day period ending on the trading day immediately preceding the make-whole reference date for such make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under ‘‘— Conversion Rate Adjustments.’’

The following table sets forth the hypothetical stock prices and the number of additional shares by which the conversion rate for the notes will be increased per $1,000 in principal amount of notes in the event of a make-whole fundamental change.

Stock Price
Make-Whole Reference Date	$	$	$	$	$	$	$	$	$	$	$
February , 2008
February 15, 2009
February 15, 2010
February 15, 2011
February 15, 2012
February 15, 2013
February 15, 2014
February 15, 2015
February 15, 2016
August 15, 2016

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

•	If the stock price is less than $ per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

Notwithstanding the foregoing, in no event will the conversion rate of the notes exceed                 shares of common stock per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under ‘‘— Conversion Rate Adjustments.’’

In addition, if you convert your notes prior to the effective date of any make-whole fundamental change, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of equity as they relate to economic remedies.

Optional Redemption by the Company

Beginning February 19, 2014, during any calendar quarter, we may redeem any or all of the notes in cash at the redemption price, provided that the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the date of the redemption notice exceeds 130% of the applicable conversion price in effect on the date of the redemption notice. The redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date, unless such redemption date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes redeemed by us will be paid for in cash.

We will give notice of redemption not more than 60 calendar days but not less than 30 calendar days prior to the redemption date to all record holders at their addresses set forth in the register of the registrar. This notice will state, among other things:

•	that you have a right to convert the notes called for redemption, and the conversion rate then in effect; and

•	the date on which your right to convert the notes called for redemption will expire.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers reasonable. If a portion of your notes is selected for redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption. We may not redeem any notes if we have failed to pay any interest due on the notes and such failure to pay is continuing.

Fundamental Change Permits Holders to Require Us to Repurchase Notes

If a ‘‘fundamental change’’ (as defined below) occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the ‘‘fundamental change repurchase date’’) of our choosing that is not less than 20 nor more than 35 days after the date of the ‘‘fundamental change repurchase right notice’’ (as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but not including, the fundamental change repurchase date, unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

A ‘‘fundamental change’’ will be deemed to have occurred if any of the following occurs:

(1) any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us or any of our subsidiaries; or

(2) we (i) merge or consolidate with or into any other person, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, in each case, other than any merger or consolidation:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

•	pursuant to which the holders of our common stock immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(3) at any time ‘‘continuing directors’’ (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us); or

(4) we are liquidated or dissolved or holders of our common stock approve any plan or proposal for our liquidation or dissolution; or

(5) if shares of our common stock, or shares of any other capital stock or American Depositary Receipts in respect of shares of capital stock into which the notes are convertible pursuant to the terms of the indenture, are not listed for trading on any U.S. national securities exchange.

Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1) or (2) above, and we will not be required to deliver the fundamental change repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation or such other transaction otherwise constituting a fundamental change under clauses (1) or (2) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) (or will be so traded immediately following the completion of the merger or consolidation or such other transaction) and, as a result of the completion of the merger or consolidation or such other transaction the notes become convertible into such shares of such common stock, depositary receipts or other certificates representing common equity interests pursuant to ‘‘— Conversion Rate Adjustments — Treatment of Reference Property’’ above.

For purposes of these provisions, whether a person is a ‘‘beneficial owner’’ will be determined in accordance with Rule 13d-3 under the Exchange Act, and ‘‘person’’ includes any syndicate or group that would be deemed to be a ‘‘person’’ under Section 13(d)(3) of the Exchange Act.

‘‘Continuing directors’’ means (i) individuals who on the date of original issuance of the notes constituted our board of directors and (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof), either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.

After the occurrence of a fundamental change, but on or before the 10th day following such occurrence, we will notify all holders of the notes and the trustee and paying agent of the occurrence of the fundamental change and of the resulting repurchase right, if any (the ‘‘fundamental change repurchase right notice’’). Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right, if applicable;

•	the fundamental change repurchase price, if applicable;

•	the fundamental change repurchase date, if applicable;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, if applicable.

To exercise the repurchase right, you must deliver, on or before the business day immediately prior to the fundamental change repurchase date, the notes to be repurchased. If the notes are held in global form, such delivery (and the related repurchase notice) must comply with all applicable DTC procedures. If the notes are held in certificated form, such notes must be duly endorsed for transfer, together with a written repurchase notice and the form entitled ‘‘Form of Fundamental Change Repurchase Notice’’ on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with applicable DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

In connection with any repurchase of the notes, we will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act to the extent applicable; and

•	otherwise comply with all applicable federal and state securities laws.

We will be required to repurchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the fundamental change repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes, together with all interest payable thereon, on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holder will terminate other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest, if any, upon delivery or transfer of the notes.

The repurchase rights of the holders could discourage a potential acquirer of us.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. See ‘‘Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock — We may not have the ability to pay interest on the notes or to pay any cash payment due upon conversion.’’ If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Our current and future debt or other agreements may limit or prohibit our ability to repurchase any notes.

No notes may be repurchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Consolidation, Merger and Sale of Assets

The indenture provides that we will not consolidate with or merge into any other person or assign, convey, transfer or lease our properties substantially as an entirety to any person (other than a direct or indirect wholly-owned subsidiary), unless:

(1) we are the surviving corporation or, in case we consolidate with or merge into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, the person formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety will be a corporation, partnership or trust, organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the trustee, in form satisfactory to the trustee, the due and punctual payment of the principal of and any premium and interest on the notes and the performance or observance of every covenant of this indenture to be performed or observed;

(2) immediately after giving effect to such transaction and treating any indebtedness which became an obligation of ours or any of our subsidiaries as a result of such transaction as having been incurred by us or such subsidiary at the time of such transaction, no event of default (or an event which, with notice or lapse of time or both, would become an event of default) will have happened and be continuing; and

(3) we have delivered to the trustee an officer’s certificate and legal opinion each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the indenture and that all conditions precedent have been complied with.

Upon any such consolidation, merger, transfer or lease of our properties substantially as an entirety, the resulting, surviving or transferee person shall succeed to, and be substituted for, and may exercise every right and power of ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change permitting each holder to require us to repurchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default with respect to the notes:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon redemption, upon acceleration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into cash and, if applicable, shares of our common stock or combination thereof, as applicable, upon exercise of a holder’s conversion right and that such failure continues for 5 days;

(4) failure by us to comply with our obligations under ‘‘— Consolidation, Merger and Sale of Assets;’’

(5) failure by us to comply with our notice obligations under ‘‘— Conversion Rights — Conversion upon Specified Corporate Events’’ or under ‘‘— Fundamental Change Permits Holders to Require Us to Repurchase Notes;’’

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture relating to the notes;

(7) default shall have occurred under any agreements, indentures or instruments under which we or any of our significant subsidiaries then has outstanding indebtedness in excess of

$30 million in the aggregate and, if not already matured in accordance with its terms, such indebtedness shall have been accelerated, provided that if, prior to the entry of judgment in favor of the trustee, such default under such indenture or instrument shall be remedied or cured by us or such significant subsidiary, or waived by the applicable percentage of holders of such indebtedness, then the event of default under the indenture shall be deemed likewise to have been remedied, cured or waived; and provided further that if such default results from an action of the United States government or a foreign government which prevents us or our significant subsidiary from performing our obligation under such agreement, indenture or instrument, the occurrence of such default will not be an event of default under the indenture;

(8) one or more judgments, orders or decrees for the payment of money in excess of $30 million, either individually or in the aggregate, shall be entered against us or any of our significant subsidiaries and shall not be discharged, paid, stayed, subject to a negotiated settlement or subject to insurance, there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect; or

(9) certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries (the ‘‘bankruptcy provisions’’).

The term significant subsidiary means each of our significant subsidiaries, as defined in Regulation S-X promulgated under the Securities Act.

If an event of default occurs under the indenture with respect to the notes and is continuing, then in every such case, unless the principal of the notes shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount and accrued and unpaid interest, if any, of all of the notes to be due and payable immediately, by written notice to us that the payment of the notes is due, and to the trustee if given by the holders. Upon such a declaration of acceleration, all principal and accrued and unpaid interest, if any, on the notes will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, if any, will be due and payable immediately.

However, at any time after such a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if we shall have paid or deposited with the trustee all required payments of the principal or, and premium and interest on, the notes, plus fees, expenses, disbursements and advances of the trustee and all events of default, other than the nonpayment of accelerated principal, and the interest, with respect to the notes have been cured or waived as provided in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default (1) in the payment of the principal of, any premium or interest on the notes or (2) in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected by the proposed modification or amendment.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to the covenant described below in ‘‘— Reports,’’ will for the first 120 days after the occurrence of such event of default consist exclusively of the right (the ‘‘extension right’’) to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the ‘‘extension fee’’). If we so elect, the extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 121st day after such event of default (if such violation is not cured or waived prior to such 121st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities issued subsequent to the issuance of the notes resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will no longer apply and the notes will be subject to acceleration as provided above.

In order to exercise the extension right and elect to pay the extension fee as the sole remedy during the first 120 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the second preceding paragraph, we must (i) notify all holders of notes and the trustee and paying agent of such election prior to the first business day following the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be immediately subject to acceleration as provided above.

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request or direction. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

(2) holders of not less than 25% in principal amount of the outstanding notes have made written requests to the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in the compliance with such request;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity; and

(5) the holders of a majority principal amount of the outstanding notes have not given the trustee an inconsistent direction with such request within such 60 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee with respect to the notes. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Modifications and amendments of the Indenture may be made with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture, including the notes, which are affected by such modifications or amendment; provide however, that no such modification or amendment may, without the consent of the holder of each debt security affected thereby:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2) reduce the principal amount of or the rate of interest on or any premium payable on redemption of, or any additional amounts payable with respect to, any such debt security, or reduce the amount of principal of original issue discount security or any other debt security which would be due and payable upon declaration of acceleration of the maturity of the security, or change the coin or currency in which any security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

(3) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults and their consequences) provided for in the indenture;

(4) make any changes that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

(5) modify any of the provisions relating to the modification of the indenture or any of the provisions relating to the waiver of past defaults or covenants, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt securities affected thereby;

Without the consent of any holder, we and the trustee may amend the indenture:

(1) to evidence the succession of another person to us as obligor under the indenture;

(2) to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

(3) to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that any such action shall not adversely affect the interests of the holders of the debt securities of any series or any related coupons in any material respect;

(4) to add any additional events of default for the benefit of the holders of all or any series of debt securities, and if such additional events of default are to be for the benefit of less than all of the holders of all series of debt securities, stating that such additional events of default are expressly being included solely for the benefit of such series;

(5) to add to, change or eliminate any provisions of the indenture in respect of one or more series of debt securities, provided that any such change or elimination will become effective only when there are no debt securities outstanding of any series created prior to such change which are entitled to the benefit of that provision;

(6) to secure the debt securities or to surrender any right or power conferred upon us under the indenture;

(7) to establish the form or terms of debt securities of any series;

(8) to provide for uncertificated securities in addition to certificated securities;

(9) to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trust under the indenture by more than one trustee

(10) to (x) cure any ambiguity, manifest error or defect or (y) cure any omission or inconsistency; provided that, in the case of clause (y), the rights of the holders are not adversely affected in any material respect; provided that any amendment to conform the terms of the indenture or the notes to the description contained herein will not be deemed to be adverse to any holder;

(11) to supplement any provisions of the indenture necessary to defease and discharge the debt securities of any series, provided that the action shall not adversely affect the interests of the holders of debt securities of any other series;

(12) to comply with the rules and regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded; or

(13) to add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act, provided that the action does not adversely affect the rights or interests of the holders of debt securities;

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to issue a notice to the holders briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash, shares of common stock or cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes or in connection with a conversion. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

LaSalle Bank National Association is the initial trustee, security registrar, paying agent and conversion agent.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 in principal amount and multiples of $1,000.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system or any successor system will be deemed filed with the trustee as of the time such documents are filed via EDGAR.

Global Notes, Book-Entry Form

The notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if the holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will make payments on a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or fundamental change repurchase date, as the case may be, and the maturity date. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in ‘‘street name.’’

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a ‘‘clearing corporation’’ within the meaning of the Uniform Commercial Code; and

•	a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in fully registered certificated form in exchange for such interest if an event of default has occurred and is continuing.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Material United States Federal Income TAX Consequences

The following is a summary of certain United States federal income tax considerations of the ownership, sale, conversion, or other disposition of the notes by a holder of the notes that purchases the notes on original issuance at the price indicated on the cover of this prospectus supplement and of the ownership and disposition of any common stock received upon a conversion of the notes. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations) or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, partnerships, or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary is written for investors that will hold their notes and any common stock received upon conversion of the notes as ‘‘capital assets’’ under the Internal Revenue Code of 1986, as amended (the ‘‘Code’’). Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax consequences of the ownership, sale, conversion or other disposition of the notes and the ownership and disposition of the common stock received upon a conversion of the notes.

For purposes of this summary, a ‘‘U.S. Holder’’ is a beneficial owner of a note or common stock received upon the conversion of a note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created in or organized under the law of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person. A beneficial owner of a note or common stock received upon the conversion of a note that is not a U.S. Holder or a partnership is referred to herein as a ‘‘Non-U.S. Holder.’’ If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes or common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of notes or common stock that is a partnership and partners in such a partnership are urged to consult their tax advisors about the United States federal income tax consequences of holding and disposing of notes or common stock received upon a conversion of notes.

U.S. Holders

Interest Income

Payments of interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income (in accordance with the holder’s regular method of tax accounting) at the time such payments are accrued or received.

Additional Payments

We may be required to pay additional amounts to holders in certain circumstances described under the heading ‘‘Description of the Notes — Events of Default.’’ Because we believe that the likelihood that we will be obligated to make such additional payments is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments due to the possibility of such additional payments. Assuming our position is respected, any additional payments would generally be taxable to a U.S. Holder (in accordance with the U.S. Holder’s regular method of tax accounting) at the time such payments were accrued or received.

Sale or Other Disposition of the Notes

Upon a sale or other taxable disposition of notes, including a redemption or an exchange with a designated financial institution in lieu of a conversion, as described in ‘‘Description of the Notes — Exchange in Lieu of Conversion’’ (collectively, a ‘‘disposition’’), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued but unpaid interest on the notes not previously included in income (which will be taxable as ordinary interest income), and the holder’s adjusted tax basis in such notes. A U.S. Holder’s tax basis in a note generally will be equal to the cost of the note to such holder. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the notes is more than one year at the time of disposition. For non-corporate U.S. Holders, long-term capital gains generally will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Conversion of the Notes into Common Stock and/or Cash

If a U.S. Holder receives only common stock upon a conversion of the notes (other than cash with respect to fractional shares), the U.S. Holder generally will not recognize gain or loss upon the conversion (excluding an exchange with a designated financial institution in lieu of a conversion, as described in ‘‘Description of the Notes—Exchange in Lieu of Conversion’’), except with respect to any cash received in lieu of a fractional share. The U.S. Holder’s tax basis in the common stock received in such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) will be the same as the holder’s adjusted tax basis in the notes surrendered (excluding the portion of the tax basis that is allocable to any fractional share), and a U.S. Holder’s holding period for such common stock will include the holder’s holding period for the notes that were converted, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s tax basis in the note that is allocable to the fractional share.

If a U.S. Holder receives cash and common stock upon a conversion of the notes (excluding an exchange with a designated financial institution in lieu of a conversion, as described in ‘‘Description of the Notes — Exchange in Lieu of Conversion’’), the conversion should be treated as a recapitalization and, unless otherwise indicated, the following discussion assumes such treatment is respected. A U.S. Holder will not recognize any loss upon the conversion but will recognize gain on the conversion in an amount equal to the lesser of (i) the excess, if any, of the amount of cash and the fair market value of the common stock received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over the holder’s adjusted tax basis in the notes surrendered (excluding the portion of the tax basis that is allocable to any fractional share) and (ii) the amount of cash received (other than cash received in lieu of a fractional share and cash attributable to accrued interest). Accordingly, a U.S. Holder’s tax basis in the common stock received in such a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) will be the same as the holder’s adjusted tax basis in the notes surrendered (excluding the portion of the tax basis that is allocable to any fractional share), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of cash received (other than with respect to a fractional share), and a holder’s holding period for such common stock will include the holder’s holding period for the notes that were converted, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s tax basis in the note that is allocable to the fractional share. Any gain or loss recognized on conversion generally would be capital gain or loss and would be long-term capital gain or loss if, at the time of the conversion, the note has been held for more than one year. If the conversion is not treated as a recapitalization, the holder may recognize an amount of gain that is different than the amount described above. U.S. Holders should consult their tax advisors regarding the proper treatment of a conversion.

If a U.S. Holder receives only cash in respect of any notes surrendered for conversion, such holder generally will be treated as having disposed of such notes and will recognize gain or loss on such disposition as described above under ‘‘U.S. Holders — Sale or Other Disposition of the Notes.’’

Constructive Dividends

The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or the absence of adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution. Accordingly, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of the notes. For example, an increase in the conversion rate in the event of our distribution of our debt instruments or our assets generally will result in deemed dividend treatment to U.S. Holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in the following paragraph. U.S. Holders of the notes are urged to consult their tax advisors concerning the tax treatment of an adjustment (or failure to make an adjustment) in the conversion rate of the notes.

Dividends on Common Stock

If we make distributions on our common stock received upon conversion of a note, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles at the end of the tax year of the distribution. To the extent the distributions exceed our current and accumulated earning and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common stock, and thereafter as gain from the sale or exchange of that stock. Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010, will be subject to tax at the special reduced rate generally applicable to long-term capital gain, and corporate holders generally will be entitled to claim the dividends received deduction with respect to dividends paid on our common stock, subject to applicable restrictions, including satisfaction of applicable holding period requirements.

Sale or Other Disposition of Common Stock

Upon the sale or other disposition of our common stock received upon conversion of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) the U.S. Holder’s adjusted tax basis in our common stock. That capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such common stock is more than one year. For non-corporate U.S. Holders, long term capital gain is generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations.

Non-U.S. Holders

Notes

All payments of stated interest and principal on the notes made to a Non-U.S. Holder, including a payment in our common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income and withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) such Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on Internal Revenue Service Form W-8BEN (or appropriate substitute form) that it is not a United States person and provides its name, address and certain other required information or certain other certification requirements are satisfied, (v) such payments and gain are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States or, in the case of gain recognized by a non-U.S. Holder who is a non-resident alien individual, the individual is not present in the United States for 183 or more days in the taxable year of the disposition, and (vi) we have not been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever is shorter. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed (i) Internal Revenue Service Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) Internal Revenue Service Form W-8ECI (or appropriate substitute form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

If a Non-U.S. Holder of a note were deemed to have received a constructive dividend (see ‘‘U.S. Holders — Constructive Dividends’’ above), the Non-U.S. Holder generally would be subject to United States withholding tax at a 30% rate on the amount of such dividend, subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an Internal Revenue Service Form W-8ECI (or appropriate substitute form) from a Non-U.S. Holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a United States trade or business. In the case of any constructive dividend, it is possible that United States federal withholding tax attributable to the constructive dividend would be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to the Non-U.S. Holder.

Common Stock

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (i) by an applicable treaty if the Non-U.S. Holder provides an Internal Revenue Service Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an Internal Revenue Service Form W-8ECI (or appropriate substitute form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of the common stock received upon a conversion of notes unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we will have been a United States real property holding corporation at any time within the shorter of the five-year period preceding such sale or exchange and the Non-U.S. Holder’s holding period in the common stock. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Income Effectively Connected with a United States Trade or Business

If a Non-U.S. Holder of notes or our common stock is engaged in a trade or business in the United States, and if interest on the notes, deemed distributions on the notes or our common stock,

dividends on our common stock, or gain realized on the sale, exchange, conversion, or other disposition of the notes and gain realized on the sale or exchange of our common stock is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax in the manner discussed in the preceding paragraphs, generally will be subject to regular United States federal income tax on such income or gain in the same manner as if the non-U.S. Holder were a U.S. Holder. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

Payments of interest or dividends made by us on, or the proceeds from the sale or other disposition of, the notes or shares of common stock generally will be subject to information reporting and United States federal backup withholding tax at the rate then in effect if the recipient of such payment fails to comply with applicable United States information reporting or certification requirements. Any amount withheld under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished timely to the Internal Revenue Service.

Underwriting

We and Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, the representatives for the underwriters for the offering, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, the underwriters have agreed, severally and not jointly, to purchase the principal amount of notes listed opposite their names in the table below.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Joseph & Co. Inc.
Rabo Securities USA, Inc.
Wells Fargo Securities, LLC
Total		$150,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken, other than the notes covered by the option described below and until this option is exercised.

If the underwriters sell more notes than the total principal amount of notes set forth in the table above, the underwriters have an option, which may be exercised within 30 days after the date of this prospectus supplement to buy up to an additional $22.5 million principal amount of notes from us, solely to cover overallotments, if any. If any notes are purchased pursuant to this option, the underwriters will severally purchase notes in approximately the same proportion as set forth in the table above.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to                 % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We and our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through the date 75 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. This agreement does not apply to any existing employee benefit plans.

The 75-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 75-day restricted period the company releases earnings results or announces material news or a material event; or (2) prior to the expiration of the 75-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 75-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that certain of the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. ‘‘Covered’’ short sales are sales made in an amount not greater than the underwriters’ option to purchase additional notes from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional notes or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase additional notes pursuant to the option granted to them. ‘‘Naked’’ short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s notes, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of notes to the public’’ in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of Morgan Stanley & Co. Incorporated acts as syndication agent and co-lead arranger, and is a lender, under CBL’s senior secured credit facility. An affiliate of Goldman, Sachs & Co. acts as documentation agent and is a lender under CBL’s senior secured credit facility. An affiliate of Rabo Securities USA, Inc. is a lender under the Term Loan C of CBL’s senior secured credit facility and will receive a portion of the net proceeds from this offering that are applied to repay borrowings under CBL’s senior secured credit facility. In addition, we have entered into a commitment letter with an affiliate of Rabo Securities USA, Inc. to refinance CBL’s existing senior secured credit facility following the completion of this offering and the application of the net proceeds therefrom. Morgan Stanley & Co. Incorporated acted as solicitation agent in connection with our solicitation for the consent of the holders of our 7½% Senior Notes in order to effectuate the proposed refinancing.

Legal Matters

Chiquita is being represented by James E. Thompson, our Senior Vice President, General Counsel and Secretary, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with the notes offered hereby. Mr. Thompson owns shares of our common stock and restricted stock units. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

Independent Accountants

The consolidated financial statements of Chiquita Brands International, Inc. (the ‘‘Company’’) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (including schedules appearing therein), and Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we file with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

Our common stock and warrants are listed on New York Stock Exchange and our SEC filings can also be read at the following address: New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Exchange Act. The information contained in the documents we are incorporating by reference is considered to be part of this prospectus supplement. We are incorporating by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, which we filed with the SEC on March 8, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, which we filed with the SEC on May 4, 2007, August 6, 2007 and November 9, 2007, respectively;

•	our Current Reports on Form 8-K, which we filed with the SEC on February 9, 2007, March 2, 2007, March 8, 2007, March 14, 2007, March 20, 2007, April 17, 2007, May 4, 2007, September 24, 2007, September 27, 2007, October 31, 2007, January 30, 2008 and February 1, 2008;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under the Exchange Act; and

•	our Definitive Proxy Statement, which we filed with the SEC on April 23, 2007.

We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the termination of the offering.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You should direct requests for documents to:

Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202
Attention: Secretary
Phone: (513) 784-8000

Prospectus

CHIQUITA BRANDS INTERNATIONAL, INC.

$350,000,000

Debt Securities
Preferred Stock
Common Stock
Stock Purchase Contracts
Stock Purchase Units

Chiquita Brands International, Inc. may offer from time to time unsecured senior or subordinated debt securities, preferred stock, common stock, stock purchase contracts to purchase shares of our preferred stock or common stock, or stock purchase units consisting of (a) stock purchase contracts; and/or (b) debt securities or debt obligations of third parties (including United States treasury securities; other stock purchase contracts or common stock), that would secure the holders’ obligations to purchase or to sell, as the case may be, preferred stock or common stock under the stock purchase contract, having an aggregate initial public offering price not to exceed $350,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies. We may offer these securities on terms and at prices to be determined at the time of sale.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus, any prospectus supplement and the risk factors incorporated by reference herein or included in any prospectus supplement, carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange under the symbol ‘‘CQB.’’ Warrants to purchase shares of our common stock are listed on the New York Stock Exchange under the symbol ‘‘CQBWS.’’ If we decide to seek a listing of any debt securities or preferred stock offered by this prospectus, the related prospectus supplement will disclose the exchange or market on which the securities will be listed, if any, or where we have made an application for listing, if any.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities, please see ‘‘Plan of Distribution’’ in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 15, 2005

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a ‘‘shelf’’ registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. We urge you to read both this prospectus and any prospectus supplement together with additional information described under the heading ‘‘Where You Can Find More Information.’’

Unless the context indicates otherwise, all references in this prospectus to ‘‘Chiquita,’’ the ‘‘Company,’’ ‘‘our,’’ ‘‘us,’’ and ‘‘we’’ refer to Chiquita Brands International, Inc. and its subsidiaries. References to ‘‘CBII’’ refer solely to the legal entity Chiquita Brands International, Inc.

ABOUT CHIQUITA BRANDS INTERNATIONAL, INC.

We are a leading international marketer and distributor of high-quality fresh and value-added produce which is sold under the Chiquita premium brand and related trademarks. We are one of the largest banana producers in the world and a major supplier of bananas in Europe and North America, where we currently hold the number one and number two market position for bananas, respectively. In addition to bananas, our fresh fruits and vegetables include citrus fruit, apples, grapes, melons, pineapples, kiwis, tomatoes and a variety of other fresh produce. We sell our products in Europe, the United States and other international markets. In June 2005, we acquired Fresh Express, the U.S. market leader in value-added salads, a fast-growing food category for grocery retailers, foodservice providers and quick service restaurants.

* * *

We are incorporated in the State of New Jersey. Our principal executive offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202 and our telephone number is (513) 784-8000. Our website is www.chiquita.com. The information contained on our website is not incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our SEC filings are also available to the public from commercial documents retrieval services and at the SEC’s website (www.sec.gov).

The SEC allows us to ‘‘incorporate by reference’’ the information that we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC, including our annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is modified or superseded by information contained in this prospectus or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus and any accompanying prospectus supplement. All documents filed (but not those that are furnished, unless expressly stated otherwise) by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement, whether before or after it is declared effective, and prior to the termination of the offering of the securities will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, any accompanying prospectus supplement and any previously filed document.

The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 10, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 5, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 7, 2005;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 18, 2005;

•	Our current reports on Form 8-K filed with the SEC on January 12, 2005, January 18, 2005, February 23, 2005, February 24, 2005, February 28, 2005, March 18, 2005, April 4, 2005, April 12, 2005, April 26, 2005, May 19, 2005, June 2, 2005, June 7, 2005, June 15, 2005, June 27, 2005, July 1, 2005 (as amended by Form 8-K/A filed with the SEC on July 15, 2005), July 27, 2005, August 3, 2005, October 14, 2005 (as amended by Form 8-K/A filed with the SEC on November 23, 2005), November 23, 2005, November 30, 2005 and December 6, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A12B/A filed on March 19, 2002, and any amendment or report filed thereafter for the purpose of updating such information.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to:

Chiquita Brands International, Inc. 250 East Fifth Street Cincinnati, Ohio 45202 Attention: Investor Relations Department (telephone: (513) 784-6366)

No person is authorized to give any information or represent anything not contained in this prospectus and the accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

RISK FACTORS

Investing in our securities involves risk. Each time that we issue new securities, risk factors, if appropriate, will be included or incorporated by reference in the prospectus supplement relating to the new securities. Certain risks are also referred to herein under ‘‘Forward-Looking Statements.’’

FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements made or incorporated by reference in this prospectus constitute ‘‘forward-looking’’ statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘believe,’’ ‘‘will be,’’ ‘‘will continue,’’ ‘‘will likely result,’’ and similar expressions. These statements reflect management’s current views and estimates of future economic circumstances, industry conditions and our performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including:

•	the impact of changes in the European Union banana import regime as a result of the anticipated conversion to a tariff-only regime in early 2006;

•	our ability to successfully integrate the recently acquired operations of Fresh Express with ours;

•	natural disasters and unusual weather conditions;

•	the customary risks experienced by global companies, such as:

—	the impact of product and commodity prices;

—	currency exchange rate fluctuations;

—	government regulation;

—	labor relations;

—	taxes; and

—	political instability and terrorism; and

•	the outcome of pending governmental investigations and claims involving us.

The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and we undertake no obligation to update any such statements.

You should carefully read the factors described under the ‘‘Risk Factors’’ section in the documents incorporated by reference in this prospectus or any prospectus supplement for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the securities offered by this prospectus will be used for general corporate purposes. These purposes may include, but are not limited to:

•	working capital;

•	capital expenditures;

•	the repayment or refinancing of our indebtedness; and

•	acquisitions.

If required, we will include a more detailed description of the use of proceeds from any specific offering of securities in the prospectus supplement related to that offering.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends on a historical basis for each of the periods indicated below.

	Reorganized Company (a)									Predecessor Company (a)
	Nine Months Ended September 30,				Year Ended December 31,				Nine Months Ended December 31, 2002	Quarter Ended March 31, 2002	Year Ended December 31,
	2005		2004		2004		2003				2001	2000
Ratio of Earnings to Fixed Charges	3.82	x	1.56	x	1.91	x	2.53	x	(b)	(b)	(b)	(b)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.82	x	1.56	x	1.91	x	2.53	x	(b)	(b)	(b)	(b)

(a)	On March 19, 2002, we (the parent holding company only), completed our financial restructuring under Chapter 11 of the U.S. Bankruptcy Code. For financial reporting purposes, we used an effective date of March 31, 2002. References in this prospectus to ‘‘Predecessor Company’’ refer to us prior to March 31, 2002. References to ‘‘Reorganized Company’’ refer to us on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Chapter 11 Reorganization Plan, and implementation of fresh start accounting. In accordance with financial reporting requirements for companies emerging from a Chapter 11 restructuring, financial information for the twelve months ended December 31, 2002 is not presented in our financial statements since such information would combine the results of the Predecessor Company and Reorganized Company.
(b)	For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiency was $10.5 million for the nine months ended December 31, 2002, $189.4 million for the quarter ended March 31, 2002, $111.0 million for the year ended December 31, 2001, and $98.8 million for the year ended December 31, 2000.

For the years ended December 31, 2001 and 2000, the amount of the coverage deficiency was $122.8 million and $115.9 million, respectively, after including preferred stock dividends in the calculation.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will constitute either unsecured senior debt or unsecured subordinated debt. We will issue debt securities that will be senior debt under an indenture between us and LaSalle Bank National Association, as trustee (the ‘‘senior indenture’’). We will issue debt securities that will be subordinated debt under an indenture between us and LaSalle Bank National Association, as the trustee (the ‘‘subordinated indenture’’). This prospectus refers to the senior indenture and the subordinated indenture individually as the ‘‘indenture’’ and collectively as the ‘‘indentures.’’ The term ‘‘trustee’’ refers to the trustee under each indenture, as appropriate.

The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination, which are included only in the subordinated indenture. The following summary of the material provisions of the indentures and the debt securities is not complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the indentures, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the indenture that is applicable to you because it, and not the summary below, defines your rights as a holder of debt securities. You can obtain copies of the indentures by following the directions described under the heading ‘‘Where You Can Find More Information.’’

Capitalized terms used in the summary below have the meanings specified in the indentures. The definitions of capitalized terms are incorporated by reference in the following summary.

General

The senior debt securities will rank equally with all of CBII’s other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated in right of payment to our ‘‘Senior Indebtedness.’’ For additional information, see ‘‘—Subordination’’ below. As of September 30, 2005, all of our $1.1 billion aggregate principal amount of existing debt would have ranked senior to the subordinated debt securities. At that date, the debt of CBII’s subsidiaries of $606 million would have ranked senior to the senior debt securities, and the remaining $475 million of our debt would have ranked equally with the senior debt securities. The indentures do not limit the amount of debt, either secured or unsecured, which may be issued by us under the indentures or otherwise. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. We will establish the terms of each series of debt securities in a supplemental indenture, board resolution or company order. The debt securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates.

CBII is a holding company that conducts substantially all of its operations through its subsidiaries. Its only significant assets are the capital stock of its subsidiaries and its subsidiaries generate substantially all of its operating income and cash flow. As a result, dividends or advances from its subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions, such as loan and credit agreements of its subsidiaries, or laws, as well as its subsidiaries’ financial condition and operating requirements, may limit CBII’s ability to obtain cash from its subsidiaries that it may require to pay its debt service obligations, including payments on the debt securities. In addition, holders of debt securities will be effectively subordinated to all of the liabilities of CBII’s subsidiaries with regard to the assets and earnings of CBII’s subsidiaries.

Since CBII is a holding company, the right of CBII, and hence the rights of the creditors and stockholders of CBII, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary, except to the extent that claims of CBII itself as a creditor of the subsidiary may be recognized. As of September 30, 2005, CBII’s subsidiaries had $606 million aggregate principal amount of debt outstanding. The indentures do not prohibit us or our subsidiaries from incurring debt or agreeing to limitations on their ability to pay dividends or make other distributions to us, although the terms of specific debt securities may include such limitations.

Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture.

Unless we inform you otherwise in a prospectus supplement, each series of our senior debt securities will rank equally in right of payment with all of our other senior debt. The subordinated debt securities will rank junior in right of payment and be subordinate to all of our senior debt.

We may issue debt securities from time to time in one or more series under the indentures. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. The prospectus supplement relating to a series of debt securities will describe the terms of such debt securities being offered, including (to the extent such terms are applicable to such debt securities):

•	the title of the debt securities;

•	designation, aggregate principal amount, denomination and currency or currency unit;

•	date of maturity;

•	the price or prices at which we sell the debt securities and the percentage of the principal amount at which the debt securities will be issued;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	any limit on the total principal amount of the debt securities and the ability to issue additional debt securities of the same series;

•	currency or currency units for which such debt securities may be purchased and in which principal of, premium, if any, and any interest will or may be payable;

•	interest rate or rates (or the manner of calculation thereof), if any;

•	the times at which any such interest will be payable;

•	the date or dates from which interest will accrue on the debt securities, or the method used for determining those dates;

•	the place or places where the principal and interest, if any, will be payable;

•	any redemption, sinking fund or defeasance provisions;

•	whether such debt securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of certificates in bearer form;

•	whether and under what circumstances we will pay additional amounts on such debt securities held by a person who is not a ‘‘U.S. person’’ in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts;

•	whether and under what circumstances we may from time to time, without the consent of holders of debt securities, issue additional debt securities, having the same ranking and the same interest rate, maturity and other terms as the debt securities being offered, except for the issue price and issue date and, in some cases, the first interest payment date, whereby such additional securities will, together with the then outstanding debt securities, constitute a single class of debt securities under the indentures, and will vote together on matters under the senior indenture;

•	if material, federal income tax consequences;

•	whether and under what circumstances we will issue the debt securities in whole or in part as Global Securities as described below under ‘‘—Global Securities’’;

•	applicable conversion or exchange privileges;

•	any restrictions on us or our subsidiaries; and

•	any other specific terms of the offered debt securities, including any terms in lieu of those described in this prospectus and any terms which may be required by or advisable under United States laws or regulations such as those made a part of the applicable indenture by the Trust Indenture Act of 1939.

For purposes of this prospectus, ‘‘U.S. person’’ means a citizen, national or resident of the United States of America, its territories, possessions and all areas subject to its jurisdiction (the ‘‘United States’’), a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or an estate or trust the income of which is subject to United States federal income tax regardless of its source.

Debt securities may be presented for exchange, and registered debt securities may be presented for transfer, in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the applicable prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection with such exchange or transfer, but subject to the limitations provided in the applicable indenture. Debt securities in bearer form and the coupons, if any, appertaining to such debt securities will be transferable by delivery.

Subordination

The indebtedness represented by the subordinated debt securities is subordinated in right of payment to existing and future ‘‘Senior Indebtedness,’’ as described in the subordinated indenture and any accompanying prospectus supplement. The term ‘‘Senior Indebtedness’’ means:

•	all indebtedness for money borrowed incurred by us, unless the terms of the instrument or instruments by which such indebtedness is incurred or created expressly provide that such indebtedness is subordinate to the subordinated debt securities or that such indebtedness is not superior in right of payment to the subordinated debt securities,

•	any other indebtedness, obligation or liability incurred by us (including any guaranty, endorsement or other contingent obligation of ours in respect of, or to purchase, or otherwise acquire, any obligation of another), direct or indirect, absolute or contingent, or matured or unmatured, which is specifically designated by us as Senior Indebtedness in the instruments evidencing such indebtedness, obligation or liability at the time of its issuance or incurrence, or

•	any deferral, renewal or extension of any of the foregoing.

‘‘Senior Indebtedness’’ does not include:

•	our debt to any of our subsidiaries;

•	any series of subordinated debt securities issued under the subordinated indenture, unless otherwise specified by the terms of any such series;

•	any of our other debt which by the terms of the instrument creating or evidencing it is specifically designated as being subordinated to or pari passu with the subordinated debt securities; and

•	any trade payables.

The subordinated indenture does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated debt securities. A prospectus supplement relating to each series of subordinated debt securities will describe any subordination provisions applicable to such series in addition to or different from those described above.

By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of subordinated debt securities will be required to pay over their share of such distribution in respect of the subordinated debt securities to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full and (ii) creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of subordinated debt securities.

Conversion and Exchange

The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock, our preferred stock, another series of our debt securities, other securities, property or cash, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to such series of debt securities. Such terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder, or at our option, in which the number of shares or amount of our common stock, our preferred stock, another series of our debt securities, other securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors and at such time as summarized in the related prospectus supplement.

Global Securities

Debt securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the ‘‘Depository’’) identified in the prospectus supplement relating to such series. Unless otherwise specified by us, the Depository will be The Depository Trust Company, New York, New York. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

The specific terms of the depository arrangement with respect to a series of debt securities will be summarized in the prospectus supplement relating to such series. We anticipate that the following provisions will generally apply to depository arrangements.

Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such Global Security to the accounts of persons that have accounts with the Depository (‘‘Participants’’). Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interests in a Global Security.

So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual debt securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities of such series in definitive form and will not be considered the owners or holders of such debt securities under the applicable indenture.

Payments of principal of and any premium and any interest on individual debt securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Chiquita, the trustee, any paying agent or the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depository for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such debt securities, immediately will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such debt securities as shown on the records of such Depository or its nominee. We also expect that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in ‘‘street name.’’ Such payments will be the responsibility of such Participants.

If a Depository for a series of debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the Global Security representing such series of debt securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such series of debt securities, determine not to have any debt securities of such series represented by one or more Global Securities and, in such event, will issue individual debt securities of such series in exchange for the Global Security or Securities representing such series of debt securities. Individual debt securities of such series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof.

Restrictive Covenants

We will describe any restrictive covenants, including restrictions on any subsidiary, for any series of debt securities in a prospectus supplement.

Defeasance

At our option, either (a) we will be Discharged (as defined below) from any and all obligations in respect of any series of debt securities or (b) we will cease to be under any obligation to comply with the restriction on our ability to merge, consolidate or sell assets set forth in the applicable indenture, the requirement that we maintain our existence or certain other restrictions, in either case if we deposit irrevocably with the trustee, in trust, specifically for the benefit of the holders of such series, money or U.S. Government Obligations (as defined below) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient (in the written opinion of a nationally recognized firm of independent public accountants in the case of U.S. Government Obligations or a combination of money and U.S. Government Obligations) to pay all the principal of (including any sinking fund payments or analogous obligations), and interest on, the debt securities of such series on the dates such payments are due in accordance with the terms of such series of debt securities. To exercise such option, we are required to deliver to the trustee an opinion of tax counsel to the effect that holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

The term ‘‘Discharged’’ is defined to mean that we are deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the debt securities of such series and to have satisfied all the obligations under the indenture relating to the debt securities of such series, except for

•	the rights of holders of the debt securities of such series to receive, from the trust fund described above, payment of the principal of and the interest on the debt securities of such series when such payments are due,

•	our obligations with respect to the debt securities of such series with respect to temporary debt securities, registration, transfer, exchange, replacement of mutilated, destroyed, lost and stolen certificates, maintenance of a paying office and holding money in trust, and

•	the rights, powers, trusts, duties and immunities of the trustee under the applicable indenture.

The term ‘‘U.S. Government Obligations’’ is defined to mean securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof, and also includes a depositary receipt issued by a bank or trust company, as custodian with respect to any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligations evidenced by such depository receipt.

Modification of the Indentures

Modifications and amendments of each indenture may be made by us and the trustee without the consent of the holders of the debt securities or with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities affected by such modification or amendment; provided however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of or interest on, or any premium payable upon redemption of, any debt security;

•	change certain other terms related to waiver of past defaults or covenants (such as covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding debt security of the series affected); or

•	reduce the percentage of the principal amount of the outstanding debt security of any series, the consent of whose holders is required to modify or amend the applicable indenture or waive compliance with, or consent to certain defaults under, the provisions of such indenture.

Our board of directors does not have the power to waive any of the covenants of each indenture, including those relating to consolidation, merger or sale of assets.

Events of Default, Notice and Waiver

The following will be ‘‘Events of Default’’ with respect to any particular series of the debt securities:

•	default in any payment of interest on such series when due, continued for 30 days;

•	default in any payment of principal and premium, if any, of, or sinking fund installment on, such series when due;

•	default in the performance, or breach, of any covenant or warranty of ours applicable to such series continued for 90 days after written notice to us by the trustee or the holders of at least 25% in principal amount of such series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default we may provide for that series.

No Event of Default with respect to a particular series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities.

The trustee will, within 90 days after the occurrence of any default with respect to any series of the debt securities, give to the holders thereof notice of such default known to the trustee, unless such default has been cured or waived (the term default for this purpose means any event which is, or after notice or lapse of time, or both, would become, an Event of Default); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest on any of such series of debt securities or in the payment of any sinking fund installments, the trustee will be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the holders of the debt securities of that series.

We will be required to furnish to the trustee each year a statement as to the fulfillment by us of our obligations under the applicable indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series may, in respect of such series, waive certain defaults and may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any rule of law or with the applicable indenture. The trustee has the right to decline to follow any such direction if the trustee in good faith determines that the proceeding so directed would be unjustly prejudicial to the holders of debt securities of such series not joining in any such direction or would involve the trustee in personal liability. Each indenture provides that in case an Event of Default occurs and is continuing with respect to any series of the debt securities, the trustee will be required to exercise any of its rights and powers under such indenture with the degree of care and skill such as a prudent man would exercise in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the direction of any of the holders of such debt securities unless such holders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in complying with such direction.

If an Event of Default occurs and is continuing with respect to the debt securities of any series, the trustee or the holders of at least 25% in principal amount of such series may declare such series due and payable.

Each indenture provides that no holder of debt securities of any series may institute any action against us under such indenture (except actions for payment of overdue principal or interest or premium, if any) unless the holders of at least 25% in principal amount of such series have requested the trustee to institute such action and have offered the trustee reasonable indemnity, and the trustee has not instituted such action within 60 days of such request.

Consolidation, Merger or Sale of Assets

We may not consolidate with or merge into any other corporation or sell our assets substantially as an entirety, unless:

•	the corporation formed by such consolidation or into which we are merged or the corporation which acquires our assets is organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest on all the debt securities, if any, issued under the applicable indenture and the performance of every covenant of such indenture to be performed by us; and

•	immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, has happened and is continuing.

Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which we are merged or to which such sale is made, will succeed to, and be substituted for, us under such indenture.

Other than the covenants described above, or as set forth in any accompanying prospectus supplement, the indentures and the debt securities do not contain any covenants or other provisions designed to afford holders of the debt securities protection in the event of a takeover, recapitalization or a highly leveraged transaction involving us.

Governing Law

New York Law will govern the indentures and the debt securities, without regard to its conflicts of law principles.

Concerning the Trustee

We and the trustee may from time to time engage in normal and customary banking transactions.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our capital stock does not purport to be complete and is qualified in its entirety by reference to our third restated certificate of incorporation, (the ‘‘Certificate of Incorporation’’), our by-laws and the applicable provisions of the New Jersey Business Corporation Act. Our Certificate of Incorporation and our by-laws have been filed as exhibits to the registration statement of which this prospectus is a part. For more information on how you can obtain our Certificate of Incorporation and by-laws, see ‘‘Where You Can Find More Information.’’ We urge you to read our Certificate of Incorporation and by-laws in their entirety.

General

Our Certificate of Incorporation provides that we are authorized to issue 170 million shares of capital stock, consisting of 20 million shares of preferred stock, par value $.01 per share, and 150 million shares of common stock, par value $.01 per share. As of September 30, 2005, we had outstanding 41,915,644 shares of common stock and no shares of preferred stock. As of that date we also had an aggregate of 13,262,922 warrants outstanding for the purchase of common stock (which expire on March 19, 2009) and 3,784,865 shares reserved for issuance upon vesting of previously granted restricted stock awards and exercise of outstanding stock options.

Although our board of directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, depending on the terms of such securities, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. Our board of directors, in so acting, could issue securities having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over the then-current market price of the stock.

Preferred Stock

The following description of certain terms of the preferred stock does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation, the applicable provisions of the New Jersey Business Corporation Act and the certificate of amendment that relates to the particular series of preferred stock, which will be filed with the SEC at or prior to the time of the sale of the related preferred stock. Certain terms of any series of preferred stock offered by any prospectus supplement will be set forth in the certificate of amendment, and summarized in the prospectus supplement, relating to such series of preferred stock. If so indicated in the prospectus supplement, the terms of any such series may differ from the terms set forth below. If there are differences between the prospectus supplement relating to a particular series and this prospectus, the prospectus supplement will control. For more information on how you can obtain our Certificate of Incorporation and any applicable certificate of amendment, see ‘‘Where You Can Find More Information.’’ We urge you to read our Certificate of Incorporation and any applicable certificate of amendment in its entirety.

General.    The board of directors is authorized to establish and designate series of preferred stock and to fix the number of shares and the relative rights, preferences and limitations of the respective series of preferred stock. The terms of a particular series of preferred stock may differ, among other things, in:

•	the designation and number of shares comprising such series;

•	the dividends, if any, which shall be payable on the shares of such series and any preferences and other terms and conditions applicable thereto;

•	any rights and preferences of the holders of the shares of such series upon the liquidation, dissolution, or winding up of our affairs, or upon any distribution of our assets;

•	the full, limited or special voting rights, if any, of the shares of such series, in addition to voting rights provided by law, and the terms and conditions applicable thereto;

•	any provision with respect to the conversion of the shares of such series into, or the exchange of such shares for, shares of any other class or classes, or of any other series of any class, of our capital stock and/or any other property or cash, and the terms and conditions applicable to any such conversion or exchange;

•	any provision with respect to the redemption, purchase, or retirement of such shares and the terms and conditions applicable thereto;

•	any provision with respect to the issuance of additional shares of such series or of any other class or series on a parity with or superior to the shares of such series; and

•	any other relative, participating, optional or special powers, preferences, or rights of, and any other qualifications, limitations, or restrictions with respect to, the shares of such series as the board of directors may deem advisable.

Unless otherwise specifically set forth in the certificate of amendment, and summarized in the prospectus supplement, relating to a series of preferred stock, all shares of preferred stock will be of equal rank, preference and priority as to dividends; when the stated dividends are not paid in full, the shares of all series of the preferred stock will share ratably in any payment thereof; and upon liquidation, dissolution or winding up, if assets are insufficient to pay in full all preferred stock, then such assets shall be distributed among the holders ratably.

Since we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of our subsidiaries, except to the extent that our claims as a creditor of the subsidiary may be recognized.

Dividend Rights.    Except as may be set forth in the certificate of amendment, and summarized in the prospectus supplement relating to a series of preferred stock, the holders of preferred stock will be entitled to receive, but only when and as declared by our board of directors out of funds legally available for that purpose, cash dividends at the rates and on the dates set forth in the certificate of amendment, and summarized in the prospectus supplement relating to a particular series of preferred stock, and no more, payable quarterly. Such rate may be fixed or variable. Each such dividend will be payable to the holders of record as they appear on our stock books on such record dates as will be fixed by our board of directors or a duly authorized committee thereof. Dividends payable on the preferred stock for any period less than a full quarter will be computed on the basis of the actual number of days elapsed over a 360 day year and for a period of a full calendar quarter, will be computed on the basis of a 360 day year consisting of twelve 30 day months. Except as may be set forth in the prospectus supplement relating to a series of preferred stock, such dividends will be payable from, and will be cumulative from, the date of original issue of each share, so that, if in any quarterly dividend period (being the period between such dividend payment dates), dividends at the rate or rates as set forth in the certificate of amendment, and summarized in the prospectus supplement, relating to such series of preferred stock have not been declared and paid or set apart for payment on all outstanding shares of preferred stock for such quarterly dividend period and all preceding quarterly dividend periods from and after the first day from which dividends are cumulative, then the aggregate deficiency will be declared and fully paid or set apart for payment, but without interest, before any dividends are declared or paid or set apart for payment on our common stock by us. After payment in full of all dividend arrearages on the preferred stock, dividends on our common stock may be declared and paid out of funds legally available for that purpose as our board of directors may determine.

Redemption.    We will have such rights, if any, to redeem shares of preferred stock, and the holders of preferred stock will have such rights, if any, to cause us to redeem shares of preferred stock, as may be set forth in the certificate of amendment, and summarized in the prospectus supplement, relating to a series of preferred stock.

Conversion or Exchange.    The holders of preferred stock will have such rights, if any, to convert such shares into or to exchange such shares for, shares of any other class or classes, or of any other series of any class, of our capital stock and/or any other property or cash, as may be set forth in the certificate of amendment, and summarized in the prospectus supplement, relating to a series of preferred stock. Any mandatory conversion feature will be summarized in the prospectus supplement relating to a series of preferred stock.

Voting Rights.    All shares of preferred stock of any class or series will have the right to vote with the common stock as a single class on all matters upon which holders of common stock are entitled to vote and such voting rights as required by applicable law and as may be set forth in the certificate of amendment, and summarized in the prospectus supplement relating to a series of preferred stock, but the number of votes per share of preferred stock of any class or series shall be as stated in the resolution or resolutions of the board of directors determining the relative rights, preferences and limitations of such class or series of preferred stock.

No holder of preferred stock shall have any preemptive, subscription, redemption, conversion or sinking fund rights with respect to the preferred stock, or to any securities, rights or obligations convertible (directly or indirectly) into any class or series of stock whether now or hereafter.

Liquidation Rights.    Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of preferred stock will have such preferences and priorities, if any, with respect to distribution of our assets or the proceeds thereof as may be set forth in the certificate of amendment and summarized in the prospectus supplement relating to a series of preferred stock.

Miscellaneous.    The transfer agent, dividend disbursing agent and registrar for the preferred stock issued in connection with this prospectus will be as set forth in the certificate of amendment and summarized in the prospectus supplement. Unless otherwise set forth in the certificate of amendment and summarized in the prospectus supplement, the holders of preferred stock, including any preferred stock issued in connection with this prospectus, will not have any preemptive rights to purchase or subscribe for any shares of any class or other securities of any type of ours. When issued, the preferred stock will be fully paid and nonassessable. The certificate of amendment setting forth the provisions of each series of preferred stock will become effective after the date of this prospectus but on or before issuance of the related series of preferred stock.

Common Stock

The following description of certain rights of our common stock does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation, our by-laws and the applicable provisions of the New Jersey Business Corporation Act.

Voting Rights.    Except as otherwise provided by the New Jersey Business Corporation Act or our Certificate of Incorporation, and subject to the rights of holders of any outstanding shares of preferred stock, each holder of common stock has one vote for each share held on all matters submitted to a vote of shareholders, including elections of directors. The common stock does not have cumulative voting rights.

Generally, a majority of the votes cast at a meeting of shareholders by holders of shares entitled to vote on the proposal is required for shareholder action. However, our Certificate of Incorporation provides that the vote of at least two-thirds of the combined voting power of all outstanding shares eligible to vote in the election of directors is required to amend the provisions of the Certificate of Incorporation relating to limitations on liability and indemnification (Article Nine) in any manner adverse to those indemnified or to amend Article Eleven which imposes this vote requirement.

Dividends and Liquidation Rights.    Except as otherwise provided by the New Jersey Business Corporation Act or our Certificate of Incorporation, and subject to all rights and preferences of holders of any outstanding shares of preferred stock, holders of common stock share ratably in all dividends and distributions, as may be declared from time to time by our board of directors from funds available therefor, whether upon liquidation or dissolution or otherwise.

Miscellaneous.    The outstanding shares of common stock are, and any shares of common stock offered hereby upon issuance and payment therefor will be, fully paid and nonassessable. The common stock is not convertible into, or exchangeable for, any other class or series of our capital stock. Holders of common stock have no preemptive or other rights to subscribe for or purchase additional securities of Chiquita. Shares of common stock are not subject to calls or assessments. No personal liability will attach to holders under the New Jersey law.

Our common stock is listed on the New York Stock Exchange under the ticker symbol ‘‘CQB.’’

The transfer agent and registrar for the common stock is Wachovia Bank, National Association (telephone: 800-829-8432).

Anti-Takeover Considerations

The New Jersey Business Corporation Act, our Certificate of Incorporation and our by-laws contain provisions which could serve to discourage or to make more difficult a change in control of us without the support of our board of directors or without meeting various other conditions.

Extraordinary Corporate Transactions

Under the New Jersey Business Corporation Act, the consummation of a merger or consolidation by a New Jersey corporation requires the approval of such corporation’s board of directors and, generally, the affirmative vote of a majority of the votes cast by each of the holders of shares of the corporation entitled to vote thereon and any class or series entitled to vote thereon as a class. Similarly, a sale of all or substantially all of a corporation’s assets other than in the ordinary course of business, requires the approval of such corporation’s board of directors and the affirmative vote of a majority of the votes cast by each of the holders of shares of the corporation entitled to vote thereon and any class or series entitled to vote thereon as a class.

State Takeover Legislation

Subject to numerous qualifications and exceptions, New Jersey law prohibits an interested shareholder of a corporation from effecting a business combination with the corporation for a period of five years following the interested stockholder’s stock acquisition date, unless the corporation’s board approved the combination prior to the shareholder becoming an interested shareholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board prior to the interested shareholder’s stock acquisition date, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute.

An ‘‘interested shareholder’’ is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five-year period has at any time owned 10% or more of the voting power. The term ‘‘business combination’’ is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested shareholder or any corporation that after the merger or consolidation would be an affiliate or associate of the interested shareholder,

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder or any affiliate or associate of the interested shareholder having an aggregate market value of 10% or more of the corporation’s assets or outstanding stock, or

•	the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of stock of the corporation equal to 5% or more of the aggregate market value of the stock of the corporation.

The New Jersey statute generally applies to corporations that are organized under New Jersey law, have either their principal executive offices or significant business operations located in New

Jersey, and have a class of stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934. A corporation may not opt out of the coverage of the statute; however, although we are incorporated in New Jersey and have securities listed on a national exchange, our business activities in New Jersey may not be significant enough for this statute to apply to us.

Rights of Dissenting Shareholders

New Jersey law does not afford dissenting or appraisal rights in a merger transaction to (i) holders of shares that are either listed on a national securities exchange or held of record by not less than 1,000 shareholders or (ii) holders that receive cash or securities which, upon consummation of the merger, will be listed on a national securities exchange or held of record by not less than 1,000 shareholders. In addition, New Jersey law denies appraisal rights to shareholders of the surviving corporation in a merger if the surviving corporation’s shareholders weren’t required to approve the merger.

Shareholder Action

Our Certificate of Incorporation provides that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be effected in lieu thereof by any consent in writing by less than all of the shareholders.

Meetings of Shareholders

Our Certificate of Incorporation provides that special meetings of the shareholders may be called at any time only by (i) the board of directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (ii) our president or chief executive officer.

Cumulative Voting

New Jersey law permits shareholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s Certificate of Incorporation. Our Certificate of Incorporation does not authorize cumulative voting.

Removal of Directors

New Jersey law provides that, except in the case of a classified board of directors or where cumulative voting applies, a director, or the entire board of directors, of a corporation may be removed, with or, unless otherwise provided in the Certificate of Incorporation, without cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors.

Our Certificate of Incorporation provides that any or all of the directors may be removed, only for cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors.

Vacancies

New Jersey law provides that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, unless the Certificate of Incorporation or bylaws provide otherwise.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of our preferred stock or common stock at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of preferred stock or common stock. The price per share and the number of shares may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of (a) a stock purchase contract; and/or (b) debt securities or debt obligations of third parties (including United States treasury securities, other stock purchase contracts or common stock), that would secure the holders’ obligations to purchase or to sell, as the case may be, preferred stock or common stock under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or require the holders of the stock purchase units to make periodic payments to us. These payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specified manner.

The applicable prospectus supplement will describe the terms of any stock purchase contract or stock purchase unit and will contain a summary of certain United States federal income tax consequences applicable to the stock purchase contracts and stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions,

•	directly to purchasers,

•	through agents,

•	to or through underwriters or dealers, or

•	through a combination of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;

•	any initial public offering price;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed,

•	at market prices prevailing at the time of sale,

•	at prices related to the prevailing market prices, or

•	at negotiated prices.

General

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be ‘‘underwriters’’ as defined in the Securities Act of 1933, as amended. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless the applicable prospectus supplement states otherwise, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

There is currently no market for any of the offered securities, other than our common stock, which is listed on the New York Stock Exchange. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intended to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the debt securities or preferred stock on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities, preferred stock, stock purchase contracts or stock purchase units will be described in the applicable prospectus supplement.

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the National Association of Securities Dealers, Inc. (the ‘‘NASD’’), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any NASD member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities offered by this prospectus will be passed upon for us by Robert W. Olson, Esq., our Senior Vice President, General Counsel and Secretary. Mr. Olson presently holds, both directly and through employee benefit plans, shares and restricted shares of Chiquita common stock, and warrants and employee stock options to purchase shares of Chiquita common stock. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of December 31, 2004 (reorganized company) and 2003 (reorganized company) and for the years ended December 31, 2004 and 2003 (reorganized company), the nine months ended December 31, 2002 (reorganized company), and three months ended March 31, 2002 (predecessor company), and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports dated March 11, 2005 and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of the Fresh-cut Division of Performance Food Group Company as of January 1, 2005 and January 3, 2004, and for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$150,000,000

Chiquita Brands International, Inc.

% Convertible Senior Notes due 2016

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.
Morgan Stanley
Banc of America Securities LLC
Barclays Capital
BB&T Capital Markets
Morgan Joseph
Rabo Securities USA, Inc.
Wells Fargo Securities